KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

This management's discussion and analysis ("MD&A"), prepared as of November 9, 2022, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at September 30, 2022 and for the three and nine months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2022 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2021 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine months ended September 30, 2022, as well as our outlook.
This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 39 – 41 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.
Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS
Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.
The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic and global sanctions. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.
Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Consolidated Financial and Operating Highlights

	Three months ended September 30,					Nine months ended September 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2022	2021	Change	% Change(i)		2022	2021	Change	% Change(i)
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	542,677	486,819	55,858	11%		1,612,770	1,591,939	20,831	1%
Sold(c)	509,431	481,959	27,472	6%		1,517,337	1,586,028	(68,691)	(4%	)

Total gold equivalent ounces from continuing operations(g)
Produced(c)	529,155	328,409	200,746	61%		1,361,554	1,106,903	254,651	23%
Sold(c)	494,413	325,162	169,251	52%		1,307,219	1,104,293	202,926	18%

Attributable gold equivalent ounces(a)
Produced(c)	541,325	483,060	58,265	12%		1,604,564	1,579,928	24,636	2%
Sold(c)	507,930	478,459	29,471	6%		1,508,555	1,574,362	(65,807)	(4%	)

Financial Highlights from Continuing Operations(g)
Metal sales	$856.5	$582.4	$274.1	47%		$2,378.9	$1,984.7	$394.2	20%
Production cost of sales	$465.3	$289.8	$175.5	61%		$1,279.2	$914.0	$365.2	40%
Depreciation, depletion and amortization	$185.1	$173.2	$11.9	7%		$532.1	$530.3	$1.8	0%
Operating earnings (loss)	$111.3	$(23.7)	$135.0	nm		$277.8	$209.8	$68.0	32%
Net earnings (loss) from continuing operations attributable to common shareholders	$65.9	$(72.9)	$138.8	nm		$137.9	$36.3	$101.6	nm
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.05	$(0.06)	$0.11	nm		$0.11	$0.03	$0.08	nm
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.05	$(0.06)	$0.11	nm		$0.11	$0.03	$0.08	nm
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$68.7	$11.2	$57.5	nm		$174.9	$183.4	$(8.5)	(5%	)
Adjusted net earnings from continuing operations per share(b)	$0.05	$0.01	$0.04	nm		$0.14	$0.15	$(0.01)	(7%	)
Net cash flow of continuing operations provided from operating activities	$173.2	$140.3	$32.9	23%		$528.2	$547.1	$(18.9)	(3%	)
Adjusted operating cash flow from continuing operations(b)	$259.4	$141.3	$118.1	84%		$760.4	$671.7	$88.7	13%
Capital expenditures from continuing operations(d)	$197.3	$203.8	$(6.5)	(3%	)	$447.4	$566.0	$(118.6)	(21%	)
Free cash flow from continuing operations(b)	$(24.1)	$(63.5)	$39.4	nm		$80.8	$(18.9)	$99.7	nm
Average realized gold price per ounce from continuing operations(e)	$1,732	$1,792	$(60)	(3%	)	$1,821	$1,797	$24	1%
Production cost of sales from continuing operations per equivalent ounce(c) sold(f)	$941	$891	$50	6%		$979	$828	$151	18%
Production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$919	$881	$38	4%		$966	$818	$148	18%
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,269	$1,365	$(96)	(7%	)	$1,279	$1,162	$117	10%
All-in sustaining cost from continuing operations per equivalent ounce(c) sold(b)	$1,282	$1,369	$(87)	(6%	)	$1,287	$1,169	$118	10%
Attributable all-in cost(h) from continuing operations per ounce sold on a by-product basis(b)	$1,555	$1,766	$(211)	(12%	)	$1,543	$1,552	$(9)	(1%	)
Attributable all-in cost(h) from continuing operations per equivalent ounce(c) sold(b)	$1,560	$1,766	$(206)	(12%	)	$1,547	$1,555	$(8)	(1%	)

(a)
Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol, Dvoinoye and Chirano mines up to their disposal. "Total gold equivalent ounces" includes 100% of Chirano production. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production.

(b)
The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2022 was 89.91:1 (third quarter of 2021 – 73.45:1). The ratio for the first nine months of 2022 was 83.22:1 (first nine months of 2021 – 69.90:1).

(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(f)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(g)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. Results for the three and nine months ended September 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued as at September 30, 2022.

(h)	“Attributable all-in cost” includes Kinross’ share of Manh Choh (70%) costs.
(i)	“nm” means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Consolidated Financial Performance
This Consolidated Financial Performance section references production cost of sales from continuing operations per ounce sold on a by-product basis, adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share, adjusted operating cash flow from continuing operations, free cash flow from continuing operations, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.
Third quarter 2022 vs. Third quarter 2021
Kinross’ production from continuing operations increased by 61% compared to the third quarter of 2021, primarily due to higher production at Tasiast due to the temporary suspension of milling operations in the prior year as a result of the mill fire in June 2021, at Paracatu due to an increase in grade and recovery, and production at La Coipa due to the restart and ramp-up in the current year.
Metal sales from continuing operations increased by 47% compared to the third quarter of 2021 due to an increase in gold equivalent ounces sold, partially offset by a decrease in the average realized gold price. Gold equivalent ounces sold from continuing operations increased to 494,413 ounces in the third quarter of 2022 compared to 325,162 ounces in the third quarter of 2021, primarily due to the increases in production as described above. The average realized gold price from continuing operations decreased to $1,732 per ounce in the third quarter of 2022 from $1,792 per ounce in the same period in 2021.

Production cost of sales from continuing operations in the third quarter of 2022 increased by 61% compared to the third quarter of 2021, and production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 6% and 4%, respectively, in the third quarter of 2022, compared to the same period in 2021. The increases were primarily due to the increase in gold equivalent ounces sold, and inflationary cost pressure on key consumables, such as fuel, emulsion and reagents, at all mine sites.

In the third quarter of 2022, depreciation, depletion and amortization from continuing operations increased by 7% compared to the same period in 2021, primarily due to an increase at Tasiast due to the increase in gold equivalent ounces sold, partially offset by a decrease at Bald Mountain due to a decrease in the depreciable asset base.

Operating earnings from continuing operations increased to $111.3 million in the third quarter of 2022 from an operating loss of $23.7 million in the same period in 2021. This increase was primarily due to an increase in margins (metal sales less production cost of sales) and a decrease in other operating expense due to costs in the third quarter of 2021 associated with the mill fire at Tasiast and stabilizing the north wall at Round Mountain, partially offset by an increase in exploration expense as a result of spending at Great Bear and the increase in depreciation, depletion and amortization, as described above.

In the third quarter of 2022, the Company recorded a tax expense from continuing operations of $34.5 million, compared to $35.4 million in the third quarter of 2021. The $34.5 million tax expense recognized in the third quarter of 2022 included $3.1 million of deferred tax expense, compared to $15.0 million of deferred tax expense in the third quarter of 2021, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil. Income tax expense, excluding these foreign exchange impacts, increased in the third quarter of 2022 compared to the third quarter of 2021, due to the increase in production from continuing operations, as described above, and differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the third quarters of both 2022 and 2021 was 26.5%.

Net earnings from continuing operations attributable to common shareholders in the third quarter of 2022 was $65.9 million, or $0.05 per share, compared to a net loss from continuing operations attributable to common shareholders of $72.9 million, or $0.06 per share, in the same period in 2021. The increase was primarily as a result of the increase in operating earnings from continuing operations, as described above.

Adjusted net earnings from continuing operations attributable to common shareholders in the third quarter of 2022 was $68.7 million, or $0.05 per share, compared to adjusted net earnings from continuing operations attributable to common shareholders of $11.2 million, or $0.01 per share, for the same period in 2021. The increase is primarily due to the increase in margins, partially offset by the increase in exploration expense and depreciation, depletion and amortization.

Net cash flow of continuing operations provided from operating activities increased to $173.2 million in the third quarter of 2022 from $140.3 million in the third quarter of 2021, mainly due to the increase in margins, partially offset by unfavourable working capital movements.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

In the third quarter of 2022, adjusted operating cash flow from continuing operations increased to $259.4 million compared to $141.3 million in the same period of 2021 mainly due to the increase in margins.

Capital expenditures from continuing operations decreased to $197.3 million compared to $203.8 million in the third quarter of 2021, primarily due to mine sequencing at Tasiast, Fort Knox and Round Mountain involving a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.
Free cash flow from continuing operations was a net outflow of $24.1 million in the third quarter of 2022, compared with a net outflow of $63.5 million in the same period of 2021, primarily due to the increase in net cash flow of continuing operations provided from operating activities, as described above.
In the third quarter of 2022, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis decreased by 6% and 7%, respectively, compared to the same period in 2021, primarily due to the increases in gold equivalent ounces sold from continuing operations, partially offset by higher production cost of sales. In the third quarter of 2022, attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis each decreased by 12%, compared to the same period in 2021 primarily due to the increase in gold ounces sold from continuing operations.

First nine months of 2022 vs. First nine months of 2021
Kinross’ production from continuing operations in the first nine months of 2022 increased by 23% compared to the same period in 2021, primarily due to higher production at Tasiast due to the temporary suspension of milling operations in the prior year as a result of the mill fire in June 2021, and production at La Coipa due to the restart and ramp-up in the current year, partially offset by lower production at Round Mountain due to timing of ounces recovered from the heap leach pads.
Metal sales from continuing operations increased by 20% in the first nine months of 2022, compared to the same period in 2021, due to increases in gold equivalent ounces sold and the average realized gold price. Total gold equivalent ounces sold from continuing operations in the first nine months of 2022 increased to 1,307,219 ounces from 1,104,293 ounces in the same period in 2021, primarily due to the net increase in production as described above. The average realized gold price from continuing operations increased to $1,821 per ounce in the first nine months of 2022 from $1,797 per ounce in the same period in 2021.
Production cost of sales increased by 40% in the first nine months of 2022, compared to the same period in 2021 and production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis each increased by 18% in the first nine months of 2022, compared to the same period in 2021. The increases were primarily due to the increase in gold equivalent ounces sold, and inflationary cost pressure on key consumables, such as fuel, emulsion and reagents, at all mine sites.

In the first nine months of 2022, depreciation, depletion and amortization from continuing operations was comparable to the same period in 2021.
In the first nine months of 2022, operating earnings from continuing operations were $277.8 million compared to $209.8 million in the same period in 2021. The increase was primarily due to an increase in margins (metal sales less production cost of sales) and a decrease in other operating expense due to costs in the third quarter of 2021 associated with the mill fire at Tasiast and stabilizing the north wall at Round Mountain, partially offset by an increase in exploration expense largely due to spending at Great Bear.
In the first nine months of 2022, the Company recorded an income tax expense from continuing operations of $82.7 million compared to $113.6 million in the same period in 2021. The $82.7 million income tax expense recognized in the first nine months of 2022 included $8.4 million of deferred tax recovery, compared to a deferred tax expense of $9.5 million in the first nine months of 2021, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil. Income tax expense, excluding these foreign exchange impacts, decreased in the first nine months of 2022 compared to the first nine months of 2021, due to the differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the first nine months of both 2022 and 2021 was 26.5%.
Net earnings from continuing operations attributable to common shareholders in the first nine months of 2022 were $137.9 million, or $0.11 per share, compared to $36.3 million, or $0.03 per share, in the first nine months of 2021. The increase is a result of the increase in operating earnings from continuing operations and the decrease in income tax expense, as described above.
Adjusted net earnings from continuing operations attributable to common shareholders were $174.9 million, or $0.14 per share, for the first nine months of 2022 compared to $183.4 million, or $0.15 per share, for the same period in 2021. The decrease is primarily due to the increase in exploration expense, partially offset by the increase in margins.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

In the first nine months of 2022, net cash flow of continuing operations provided from operating activities decreased to $528.2 million from $547.1 million during the same period in 2021, mainly due to unfavourable working capital movements, partially offset by the increase in margins and lower taxes paid.
Adjusted operating cash flow from continuing operations in the first nine months of 2022 increased to $760.4 million from $671.7 million in the same period in 2021, primarily due to the increase in margins and decrease in current tax expense, partially offset by the increase in exploration expense.
Capital expenditures from continuing operations decreased to $447.4 million compared with $566.0 million in the first nine months of 2021, primarily due to mine sequencing at Tasiast, Fort Knox and Round Mountain involving a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.
Free cash flow from continuing operations increased to $80.8 million in the first nine months of 2022, compared with a net outflow of $18.9 million in the same period of 2021, primarily due to the decrease in capital expenditures, as described above.

All-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis in the first nine months of 2022 each increased by 10%, compared to the same period in 2021, primarily due to the increase in production cost of sales, as described above, partially offset by the increase in gold equivalent ounces sold from continuing operations. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis were comparable to the first nine months in 2021.

2.	IMPACT OF KEY ECONOMIC TRENDS
Kinross’ 2021 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2021, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2021 annual MD&A.
Price of Gold
The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the third quarter of 2022, the average price of gold was $1,729 per ounce, with gold trading between $1,634 and $1,808 per ounce based on the London PM Fix gold price. This compares to an average of $1,790 per ounce during the third quarter of 2021, with a low of $1,723 per ounce and a high of $1,829 per ounce. During the third quarter of 2022, Kinross realized an average price of $1,732 per ounce from continuing operations compared to $1,792 per ounce for the same period in 2021. Major influences on the gold price during the third quarter of 2022 included a strong U.S. dollar and rising interest rates.
For the first nine months of 2022, the price of gold averaged $1,824 per ounce compared to $1,800 in the same period of 2021. In the first nine months of 2022, Kinross realized an average price of $1,821 per ounce compared to an average price realized of $1,797 per ounce in the first nine months of 2021.
Cost Sensitivity
The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The Company is affected by current ongoing inflationary cost pressure. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, as well as continuing global supply-chain disruptions.
The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced relatively high fuel prices in the third quarter and first nine months of 2022 compared to the third quarter and first nine months of 2021. The volatile and relatively high fuel prices are primarily due to geopolitical risk and negative developments on both the demand and supply side. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Currency Fluctuations
At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three months ended September 30, 2022, the U.S. dollar, on average, was stronger relative to the Canadian dollar, Chilean peso, Mauritanian ouguiya and Brazilian real, compared to the same period in 2021. During the nine months ended September 30, 2022, the U.S. dollar, on average, was stronger relative to the Canadian dollar, Chilean peso, Mauritanian ouguiya and was weaker compared to the Brazilian real, compared to the nine months ended September 30, 2021. As at September 30, 2022, the U.S. dollar was stronger compared to the December 31, 2021 spot exchange rates of the Canadian dollar, Chilean peso, Mauritanian ouguiya and was weaker compared to the December 31, 2021 spot exchange rates of the Brazilian real. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.
3.	OUTLOOK
The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 39 – 41 of this MD&A.
This Outlook section references all-in sustaining cost per equivalent ounce sold, which is a non-GAAP ratio with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definition of this non-GAAP ratio and comparable reconciliation is included in Section 11 of this MD&A.
The Company’s Russian and Ghanaian assets have been excluded from its guidance due to the classification of these assets as discontinued as at September 30, 2022.
As Kinross’ share of Chirano (90%) is excluded from guidance, all 2022 guidance figures are no longer on an attributable basis, but on a total basis.
Production Guidance
The Company expects its 2022 production to be approximately 2 million gold equivalent ounces, mainly due to slower-than-expected ramp-up at La Coipa and challenges associated with commissioning the Tasiast 21k project.
Kinross previously guided 2.3 million and 2.1 million gold equivalent ounces (+/- 5%) in 2023 and 2024, respectively. The Company now expects to produce approximately 2.1 million attributable1 gold equivalent ounces in 2023 and 2024, respectively, and approximately 2 million attributable1 gold equivalent ounces in 2025. This deferral of production is based on thorough assessments that have been completed by our new operations leadership with a focus on more resilient, balanced and de-risked mine plans.
Cost Guidance2
The Company expects to be slightly above its revised 2022 production cost of sales per equivalent ounce sold guidance of approximately $900 and in line with its revised all-in sustaining cost guidance of approximately $1,240 per equivalent ounce sold. In 20213, production cost of sales per equivalent ounce sold was $832 and all-in sustaining cost per equivalent ounce sold was $1,138.

1 Attributable production guidance includes Kinross’ share of Manh Choh (70%) production.
2 2022 guidance is based on a gold price of $1,800 per ounce and an oil price of $100 per barrel (including a $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on fuel consumption costs on production cost of sales per ounce), as disclosed in Kinross’ Q2 2022 MD&A. The other key assumptions and sensitivities disclosed in the Company’s original guidance on February 16, 2022 have not changed.
3 Results as previously reported for the year ended December 31, 2021 include Ghanaian and Russian operations. Production cost of sales per equivalent ounce sold for the year ended December 31, 2021 is “Consolidated production cost of sales per equivalent ounce sold” and is defined as production cost of sales, as reported on the consolidated statements of operations for the year ended December 31, 2021, divided by total gold equivalent ounces sold. Attributable all-in sustaining cost per equivalent ounce sold of $1,138 for the year ended December 31, 2021 includes Kinross' share of Chirano (90%) production and costs. The definition and reconciliation of this non-GAAP ratio is included in Section 11 of this MD&A.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Capital Expenditures Guidance
Kinross expects its 2022 capital expenditures to be approximately $750 million mainly due to less capitalized stripping across the portfolio and delayed spending on the Tasiast solar power project. Capital expenditures from continuing operations was $822 million for the year ended December 31, 2021. Kinross’ previous 2022 guidance for capital expenditures was $850 million (+/- 5%).
4.	PROJECT UPDATES AND NEW DEVELOPMENTS
Tasiast

The Tasiast 24k project continues to progress on schedule to reach throughput of 24,000 tonnes per day (“t/d”) by mid-2023. Following project completion, it is expected that a ramp-up period will see 24,000 t/d plant throughput transitioning from an intermittent to consistent basis by the end of the year. Procurement is substantially complete, with all major equipment either on site or expected to arrive by year-end. Construction has commenced, and civil and concrete works are well advanced.

The 34MW Tasiast solar power plant continues to advance and is on schedule for completion in the second half of 2023. Engineering design is essentially complete and focused on deliverables for integration, procurement is well advanced with all long-lead critical procurement items ordered, and site preparation started in October. The solar project is contributing to the Company’s efforts to reduce its greenhouse gas emissions and is expected to provide approximately 20% of the site’s power.

Great Bear

At the Great Bear project in Red Lake, Ontario, the Company continues to make excellent progress and is on schedule to declare an initial mineral resource in early 2023. The Company also plans to issue a Technical Report to support the resource.

To date, Kinross has drilled approximately 160,000 metres and is on track to complete at least 200,000 metres of exploration and infill drilling in 2022 at the Limb and LP Fault zones.

Drilling results continue to support the view of a high-grade, world-class deposit that underpins the prospect of a large, long-life mining complex. Results have also confirmed gold mineralization with good widths and high grades, including high-grade mineralization at depths of more than 500 metres. These results support the view that the LP Fault zone can support a long-life, high-grade, open-pit and underground mine. The initial results from the recently-completed 35,000 metre grade control drill program have also helped confirm the high grade, continuous nature of the intercepts observed in the LP Fault zone.

The Company is also analyzing an advanced exploration program that would establish an underground decline and allow for more efficient exploration of deeper areas of the LP Fault, along with the nearby Hinge and Limb gold zones, as well as bulk sampling. The Company is targeting a potential start of the advanced program as early as 2024.

Baseline environmental surveys, local community socio-economic studies and engineering activities required for the permitting process are progressing well. Kinross continues to advance its comprehensive local outreach and engagement program for all Red Lake regional communities, including the establishment of a community office. The Company is taking steps to build technical capacity and active site participation in the area of environmental monitoring with Wabauskang and Lac Seul First Nation partners, on whose traditional territories the project is located.

Manh Choh

On July 27, 2022, the Company, as the operator of the joint venture, announced that it will proceed with development of the 70%-owned Manh Choh project in Alaska. The project is expected to increase the Company’s production profile in Alaska by a total of approximately 640,000 attributable gold equivalent ounces over the life of mine at lower costs. Initial production from Manh Choh is expected in the second half of 2024.

Early works at Manh Choh are focused on camp and initial road access, which are proceeding on schedule and on budget. At Fort Knox foundation work for the processing infrastructure upgrades are underway. Permitting is progressing well and the Company received its wetland permit in the third quarter. Procurement and contracting activities are advancing well, prioritizing local employment and contracting, including with the Native Village of Tetlin.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Lobo-Marte

Kinross continues to advance permitting activities at Lobo-Marte in order to preserve its optionality for Kinross’ long-term portfolio. The Company continues to study opportunities to extend La Coipa’s mine life up to the end of the decade, with the potential additions of a new Puren pushback, as well as the adjacent Coipa Norte and Can-Can pushbacks. Those extensions would enter into the regular permitting cycle in the upcoming years. As a result, the Company has decided to defer submission of the Lobo-Marte Environmental Impact Assessment (“EIA”), as the content of that application will depend, in part, on the extent of any mine life extensions at La Coipa and other factors such as gold price, local permitting process, and other economic considerations. The Company continues to believe in the project’s long-term development potential as a large, low-cost mine upon the conclusion of mining at La Coipa.

Curlew Basin exploration

At the Curlew exploration project in Washington State, located approximately 35 kilometres north of the Company’s Kettle River mill by paved road, drilling from underground has confirmed the understanding of mineralized vein orientations. The Company is on schedule to declare a mineral resource in early 2023 with the drilling information to date. Underground exploration drilling is still underway and will continue into 2023 after which an updated resource will be presented at a later date as the project is expected to grow beyond the year-end resource.

Round Mountain Gold Hill exploration

At the Gold Hill exploration project, located approximately seven kilometres northeast of Round Mountain in Nevada, exploration drilling continued to return encouraging results. Drilling at the main zone (extension of the Gold Hill pit) has confirmed multiple >150m strike and dip extensions of the primary vein and parallel vein structures.

Drilling along the parallel Alexandria vein (600 metres south of Main) has also returned encouraging assay results, as well as visible gold in veins beneath the sinter (assays pending).

Gold Hill is a low sulfidation epithermal vein system consisting of high-grade narrow quartz veins with significant strike continuity. Historic underground mining (current pit area) produced approximately 40,000 ounces with a grade of 10 grams per tonne. Exploration this year focused on testing the strike and dip limits of Main and Alexandria, both of which remain open along strike. Exploration work will continue these efforts, as well as test for parallel veins outside of the two primary zones.

Round Mountain mine optimization

The Company has completed the Round Mountain optimization program, which evaluated four primary options to exploit the significant resources at the site: Phase S open pit pushback, Phase W3 open pit pushback, Phase X underground, and Gold Hill underground.

Given the high levels of inflation experienced in Nevada, and the Company’s focus on capital discipline, cash flow generation, and resiliency, Kinross is prioritizing the underground opportunities at Phase X and Gold Hill, and continuing to mine Phase W (W1 and W2). The expansion opportunities at Phase W3 and Phase S have been deferred, and the associated ounces will remain in reserves and could potentially be exploited in the future as the environment improves. The two underground opportunities show potential for higher-margin, higher-return operations at Round Mountain compared to open pit, along with increased flexibility and optionality. A team with underground expertise has been assembled and the Company will be in position to start construction of an underground decline at Phase X next year.

Other developments

Return of capital

On September 19, 2022, Kinross announced an enhanced share buyback program, allocating an increased portion of asset sales’ proceeds and excess free cash flow to share buybacks. The Company believes Kinross’ shares offer exceptional returns on invested capital, and that the buyback offers a highly attractive use of excess cash. The buyback program will also allow reinvestment in the business and the maintenance of a strong credit profile.

Reflecting the Company’s financial strength and proceeds from recent asset sales, under the enhanced share buyback program Kinross has re-purchased approximately $180 million in shares, or 60% of the $300 million target for 2022. Year-to-date Kinross has returned approximately $300 million of capital through its enhanced share buyback and quarterly dividend programs, and expects to return total capital of approximately $450 million by year end.

On September 29, 2022, Kinross received approval from the Toronto Stock Exchange to increase its normal course issuer bid (“NCIB”)

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

program. Under the amended NCIB program, the Company is authorized to purchase up to 114,047,070 of its common shares (out of the 1,300,045,558 common shares outstanding as at July 27, 2022) representing 10% of the Company’s public float, during the period starting on August 3, 2022 and ending on August 2, 2023.

Organizational update

On August 10, 2022, Kinross announced that it had completed the sale of all its interest in the Chirano mine in Ghana to Asante Gold Corporation for total consideration of $225 million in cash and shares. Kinross received $60 million in cash and approximately 35 million Asante common shares upon close, with the remainder in deferred payments.

Since completing the Chirano divestment, as well as completing the divestment of the Company’s assets in Russia on July 15, 2022, Kinross has adjusted its regional head office presence to be more in line with its Americas-focused portfolio. The optimized operating model is expected to keep our go-forward overhead costs at approximately the same per ounce level going forward as we had expected prior to the divestitures.

Further, during the quarter, the Company appointed Claude Schimper to the position of Executive Vice-President and Chief Operating Officer, where he will be responsible for the Company’s operational success. Ned Jalil, Senior Vice-President, Technical Services, has assumed leadership of Kinross’ project development, exploration, geology, metallurgy, mine planning, operations strategy and supply chain functions.

At Tasiast, the Company is engaged in discussions with employee delegates regarding the collective labour agreement, which is set to expire at year-end.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Three months ended September 30,					Nine months ended September 30,
(in millions, except ounces and per ounce amounts)	2022	2021	Change	% Change(e)		2022	2021	Change	% Change(e)
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	542,677	486,819	55,858	11%		1,612,770	1,591,939	20,831	1%
Sold(b)	509,431	481,959	27,472	6%		1,517,337	1,586,028	(68,691)	(4%	)

Total gold equivalent ounces from continuing operations(a),(d)
Produced(b)	529,155	328,409	200,746	61%		1,361,554	1,106,903	254,651	23%
Sold(b)	494,413	325,162	169,251	52%		1,307,219	1,104,293	202,926	18%

Attributable gold equivalent ounces(a)
Produced(b)	541,325	483,060	58,265	12%		1,604,564	1,579,928	24,636	2%
Sold(b)	507,930	478,459	29,471	6%		1,508,555	1,574,362	(65,807)	(4%	)

Gold ounces - sold from continuing operations(d)	480,775	321,528	159,247	50%		1,286,196	1,093,121	193,075	18%
Silver ounces - sold from continuing operations (000's)(d)	1,226	267	959	nm		1,826	781	1,045	134%
Average realized gold price per ounce from continuing operations(c),(d)	$1,732	$1,792	$(60)	(3%	)	$1,821	$1,797	$24	1%

Financial data from Continuing Operations(d)
Metal sales	$856.5	$582.4	$274.1	47%		$2,378.9	$1,984.7	$394.2	20%
Production cost of sales	$465.3	$289.8	$175.5	61%		$1,279.2	$914.0	$365.2	40%
Depreciation, depletion and amortization	$185.1	$173.2	$11.9	7%		$532.1	$530.3	$1.8	0%
Operating earnings (loss)	$111.3	$(23.7)	$135.0	nm		$277.8	$209.8	$68.0	32%
Net earnings (loss) from continuing operations attributable to common shareholders	$65.9	$(72.9)	$138.8	nm		$137.9	$36.3	$101.6	nm

(a)
Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol, Dvoinoye and Chirano mines up to their disposal. "Total gold equivalent ounces" includes 100% of Chirano production where applicable. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production.

(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2022 was 89.91:1 (third quarter of 2021 – 73.45:1). The ratio for the first nine months of 2022 was 83.22:1 (first nine months of 2021 – 69.90:1).

(c)	"Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(d)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. Results for the three and nine months ended September 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued as at September 30, 2022.

(e)	“nm” means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Operating Earnings (Loss) from Continuing Operations by Segment(a)

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2022	2021	Change	% Change(d)		2022	2021	Change	% Change(d)
Operating segments
Fort Knox	$18.0	$29.4	$(11.4)	(39%	)	$51.4	$65.3	$(13.9)	(21%	)
Round Mountain	(3.6)	14.1	(17.7)	(126%	)	25.3	90.4	(65.1)	(72%	)
Bald Mountain	(0.6)	(16.2)	15.6	nm		6.5	(17.8)	24.3	nm
Paracatu	81.9	89.4	(7.5)	(8%	)	197.4	289.2	(91.8)	(32%	)
Tasiast	55.9	(70.6)	126.5	nm		186.7	(26.0)	212.7	nm
Non-operating segments
La Coipa	43.2	(2.0)	45.2	nm		57.5	(5.8)	63.3	nm
Great Bear(b)	(20.8)	-	(20.8)	nm		(40.9)	-	(40.9)	nm
Corporate and other(c)	(62.7)	(67.8)	5.1	8%		(206.1)	(185.5)	(20.6)	(11%	)
Total	$111.3	$(23.7)	$135.0	nm		$277.8	$209.8	$68.0	32%

(a)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. Results for the three and nine months ended September 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, due to the classification of these operations as discontinued as at September 30, 2022.

(b)	On February 24, 2022, the Company acquired Great Bear.
(c)
"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga).

(d)	"nm" means not meaningful

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Mining Operations
Fort Knox (100% ownership and operator) – USA

	Three months ended September 30,					Nine months ended September 30,
	2022	2021	Change	% Change(c)		2022	2021	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	15,547	8,024	7,523	94%		43,881	25,758	18,123	70%
Tonnes processed (000's)(a)	15,597	8,616	6,981	81%		45,504	27,566	17,938	65%
Grade (grams/tonne)(b)	0.71	0.77	(0.06)	(8%	)	0.70	0.69	0.01	1%
Recovery(b)	79.5%	81.6%	(2.1% )	(3%	)	80.1%	80.9%	(0.8% )	(1%	)
Gold equivalent ounces:
Produced	75,522	71,336	4,186	6%		207,509	190,453	17,056	9%
Sold	74,221	71,482	2,739	4%		204,732	189,206	15,526	8%

Financial Data (in millions)
Metal sales	$129.0	$128.2	$0.8	1%		$372.5	$339.7	$32.8	10%
Production cost of sales	88.6	67.7	20.9	31%		248.6	193.1	55.5	29%
Depreciation, depletion and amortization	21.8	29.7	(7.9)	(27%	)	68.8	78.9	(10.1)	(13%	)
	18.6	30.8	(12.2)	(40%	)	55.1	67.7	(12.6)	(19%	)
Other operating expense	0.3	-	0.3	nm		0.5	0.5	-	0%
Exploration and business development	0.3	1.4	(1.1)	(79%	)	3.2	1.9	1.3	68%
Segment operating earnings	$18.0	$29.4	$(11.4)	(39%	)	$51.4	$65.3	$(13.9)	(21%	)

(a)
Includes 13,120,000 and 38,915,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2022, respectively (third quarter and first nine months of 2021 – 6,395,000 and 21,655,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.21 and 0.19 grams per tonne during the third quarter and first nine months of 2022, respectively (third quarter and first nine months of 2021 - 0.20 and 0.21 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Third quarter 2022 vs. Third quarter 2021
Tonnes of ore mined increased by 94% in the third quarter of 2022, compared to the same period in 2021, largely due to planned mine sequencing as mining activities were primarily focused on a higher proportion of leachable ore from Phase 9 and mill ore from Gil. Tonnes of ore processed increased by 81%, compared to the third quarter of 2021, due to an increase in tonnes placed on the Barnes Creek heap leach facility. Mill grades decreased by 8% in the third quarter of 2022, compared to the third quarter of 2021, due to mine sequencing. Gold equivalent ounces produced and sold increased by 6% and 4%, respectively, compared to the third quarter of 2021, largely due to an increase in mill throughput and timing of ounces processed through the mill.
During the third quarter of 2022, metal sales were comparable to the same period in 2021, due to the increase in gold equivalent ounces sold, largely offset by a decrease in average metal prices realized. Production cost of sales increased by 31%, compared to the third quarter of 2021, primarily due to inflationary cost pressure on consumables, higher contractor costs related to Gil mining, and the increase in gold equivalent ounces sold. Depreciation, depletion, and amortization decreased by 27% in the third quarter of 2022, compared to the same period in 2021, due to an increase in mineral reserves at the end of 2021, partially offset by the increase in gold equivalent ounces sold.
First nine months of 2022 vs. First nine months of 2021
In the first nine months of 2022, tonnes of ore mined increased by 70%, compared to the same period in 2021, largely due to planned mine sequencing. During the first nine months of 2022, mining activities were primarily focused on mining a higher proportion of leachable ore from Phase 9 and mill ore from Gil. Tonnes of ore processed increased by 65%, compared to the first nine months of 2021, primarily due to an increase in tonnes placed on the Barnes Creek heap leach facility. Gold equivalent ounces produced and sold in the first nine months of 2022 increased by 9% and 8%, respectively, compared to the same period in 2021, due to an increase in mill throughput and grades, and an increase in ounces recovered from the heap leach pads.
Metal sales increased by 10% in the first nine months of 2022, compared to the same period in 2021, due to the increase in gold equivalent ounces sold and an increase in average metal prices realized. Production cost of sales increased by 29% in the first nine months of 2022, compared to the same period in 2021, due to inflationary cost pressure on consumables, higher contractor costs related to Gil mining, and the increase in gold equivalent ounces sold. Depreciation, depletion, and amortization decreased by 13% in the first nine months of 2022, compared to the same period in 2021, due to an increase in mineral reserves at the end of 2021, offset by the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Round Mountain (100% ownership and operator) – USA

	Three months ended September 30,					Nine months ended September 30,
	2022	2021	Change	% Change(c)		2022	2021	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	8,856	1,531	7,325	nm		19,325	7,925	11,400	144%
Tonnes processed (000's)(a)	9,357	5,357	4,000	75%		20,954	14,037	6,917	49%
Grade (grams/tonne)(b)	0.64	0.63	0.01	2%		0.70	0.62	0.08	13%
Recovery(b)	79.2%	76.3%	2.9%	4%		78.6%	78.0%	0.6%	1%
Gold equivalent ounces:
Produced	62,417	63,242	(825)	(1%	)	164,445	205,456	(41,011)	(20%	)
Sold	61,757	61,405	352	1%		160,171	207,218	(47,047)	(23%	)

Financial Data (in millions)
Metal sales	$107.8	$109.7	$(1.9)	(2%	)	$291.4	$372.1	$(80.7)	(22%	)
Production cost of sales	87.0	60.8	26.2	43%		214.1	184.1	30.0	16%
Depreciation, depletion and amortization	17.6	16.3	1.3	8%		41.4	50.7	(9.3)	(18%	)
	3.2	32.6	(29.4)	(90%	)	35.9	137.3	(101.4)	(74%	)
Other operating expense	3.5	16.2	(12.7)	(78%	)	5.2	43.2	(38.0)	(88%	)
Exploration and business development	3.3	2.3	1.0	43%		5.4	3.7	1.7	46%
Segment operating (loss) earnings	$(3.6)	$14.1	$(17.7)	(126%	)	$25.3	$90.4	$(65.1)	(72%	)

(a)
Includes 8,336,000 and 18,059,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2022, respectively (third quarter and first nine months of 2021 – 4,442,000 and 11,013,000 tonnes, respectively)..

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.27 and 0.31 grams per tonne during the third quarter and first nine months of 2022 (third quarter and first nine months of 2021 – 0.29 and 0.37 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	“nm” means not meaningful.

Third quarter 2022 vs Third quarter 2021
Tonnes of ore mined increased compared to the third quarter of 2021, primarily due to lower tonnes mined in the third quarter of 2021 as a result of mining activities being impacted by precautionary measures taken after wall instability in the north wall of the pit was detected in the first quarter of 2021. Tonnes of ore processed increased by 75% compared to the third quarter of 2021, largely due to an increase in tonnes of ore placed on the heap leach pads. Mill grades increased slightly compared to the third quarter of 2021, due to mine sequencing. Gold equivalent ounces produced and sold were comparable to the third quarter of 2021.
Metal sales decreased slightly in the third quarter of 2022, compared to the same period in 2021, primarily due to the decrease in average metal prices realized. Production cost of sales increased by 43% compared to the third quarter of 2021, largely due to inflationary cost pressure on consumables, such as cyanide, lime, and fuel. Depreciation, depletion and amortization increased by 8% in the third quarter of 2022, compared to the same period in 2021, due to the increase in gold equivalent ounces sold, offset by an increase in mineral reserves at the end of 2021. Other operating expense for the third quarter of 2021 included costs associated with stabilizing the north wall.
First nine months of 2022 vs. First nine months of 2021
In the first nine months of 2022, tonnes of ore mined increased by 144%, compared to the same period in 2021, primarily due to lower tonnes mined in the first nine months of 2021 as a result of precautionary measures taken after wall instability in the north wall of the pit was detected late in the first quarter of 2021, as mentioned above. Tonnes of ore processed increased by 49% compared to the first nine months of 2021, largely due to an increase in tonnes of ore placed on the heap leach pads. Mill grades increased by 13% compared to the first nine months of 2021, due to mine sequencing. In the first nine months of 2022, gold equivalent ounces produced and sold decreased by 20% and 23%, respectively, compared to the same period in 2021, primarily due to timing of ounces recovered from the heap leach pads.
Metal sales decreased by 22% in the first nine months of 2022, compared to same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 16% in the first nine months of 2022, compared to same period 2021, due to inflationary cost pressure on consumables, such as cyanide, lime and fuel, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 18% in the first nine months of 2022, compared to the same period in 2021, primarily due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2021. Other operating expense for the first nine months of 2021 included costs associated with stabilizing the north wall.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Bald Mountain (100% ownership and operator) – USA

	Three months ended September 30,					Nine months ended September 30,
	2022	2021	Change	% Change(b)		2022	2021	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	4,152	5,941	(1,789)	(30%	)	12,967	13,841	(874)	(6%	)
Tonnes processed (000's)	4,152	5,941	(1,789)	(30%	)	12,967	13,841	(874)	(6%	)
Grade (grams/tonne)	0.37	0.46	(0.09)	(20%	)	0.54	0.51	0.03	6%
Gold equivalent ounces:
Produced	65,394	55,559	9,835	18%		155,573	143,854	11,719	8%
Sold	52,472	52,874	(402)	(1%	)	147,961	142,507	5,454	4%

Financial Data (in millions)
Metal sales	$91.4	$94.9	$(3.5)	(4%	)	$270.2	$255.7	$14.5	6%
Production cost of sales	51.2	48.8	2.4	5%		146.0	127.4	18.6	15%
Depreciation, depletion and amortization	39.1	59.4	(20.3)	(34%	)	112.6	138.7	(26.1)	(19%	)
	1.1	(13.3)	14.4	nm		11.6	(10.4)	22.0	nm
Other operating expense	0.7	0.3	0.4	133%		1.5	1.5	-	-
Exploration and business development	1.0	2.6	(1.6)	(62%	)	3.6	5.9	(2.3)	(39%	)
Segment operating (loss) earnings	$(0.6)	$(16.2)	$15.6	nm		$6.5	$(17.8)	$24.3	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	“nm” means not meaningful.
Third quarter 2022 vs. Third quarter 2021
In the third quarter of 2022, tonnes of ore mined and processed each decreased by 30%, compared to the third quarter of 2021, due to planned mine sequencing as mining activities in the third quarter of 2022 were primarily focused on various smaller satellite pits in the North area. Grade decreased by 20% compared to the third quarter of 2021, due to planned mine sequencing. Gold equivalent ounces produced increased by 18% compared to the third quarter of 2021, largely due to an increase in ounces recovered from the heap leach pads. Gold equivalent ounces sold were comparable to the third quarter of 2021, and were lower than production due to timing of sales.
In the third quarter of 2022, metal sales decreased by 4% compared to the same period in 2021, primarily due to the decrease in average metal prices realized. Production cost of sales increased by 5% compared to the third quarter of 2021, largely due to inflationary cost pressure on fuel and reagents. Depreciation, depletion and amortization decreased by 34% compared to the third quarter of 2021, primarily due to a decrease in the depreciable asset base.
First nine months of 2022 vs. First nine months of 2021
In the first nine months of 2022, tonnes of ore mined and processed each decreased by 6%, compared to the same period in 2021, due to planned mine sequencing as mining activities in the first nine months of 2022 were primarily focused on various smaller satellite pits in the North area. Grade increased by 6% compared to the first nine months of 2021, due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 8% and 4%, respectively, in the first nine months of 2022, compared to the same period in 2021, due to an increase in ounces recovered from the heap leach pads. Gold equivalent ounces sold in the first nine months of 2022 were lower than production due to timing of sales.
In the first nine months of 2022, metal sales increased by 6% compared to the same period in 2021, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales in the first nine months of 2022 increased by 15% compared to the same period in 2021, largely due to the increase in gold equivalent ounces sold and inflationary cost pressure on fuel and reagents, partially offset by a decrease in operating waste mined. Depreciation, depletion and amortization decreased by 19% compared to the first nine months of 2021, due to a decrease in the depreciable asset base, partially offset by the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Paracatu (100% ownership and operator) – Brazil

	Three months ended September 30,					Nine months ended September 30,
	2022	2021	Change	% Change		2022	2021	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	11,752	14,107	(2,355)	(17%	)	28,928	39,343	(10,415)	(26%	)
Tonnes processed (000's)	13,797	15,085	(1,288)	(9%	)	42,575	44,595	(2,020)	(5%	)
Grade (grams/tonne)	0.45	0.37	0.08	22%		0.38	0.37	0.01	3%
Recovery	78.5%	75.5%	3.0%	4%		76.4%	75.7%	0.7%	1%
Gold equivalent ounces:
Produced	159,113	134,425	24,688	18%		396,545	411,891	(15,346)	(4%	)
Sold	152,616	133,924	18,692	14%		387,974	404,209	(16,235)	(4%	)

Financial Data (in millions)
Metal sales	$263.9	$239.8	$24.1	10%		$703.6	$725.6	$(22.0)	(3%	)
Production cost of sales	131.1	103.7	27.4	27%		367.3	295.2	72.1	24%
Depreciation, depletion and amortization	47.2	44.5	2.7	6%		132.8	132.9	(0.1)	(0%	)
	85.6	91.6	(6.0)	(7%	)	203.5	297.5	(94.0)	(32%	)
Other operating expense	3.2	2.0	1.2	60%		5.1	7.7	(2.6)	(34%	)
Exploration and business development	0.5	0.2	0.3	150%		1.0	0.6	0.4	67%
Segment operating earnings	$81.9	$89.4	$(7.5)	(9%	)	$197.4	$289.2	$(91.8)	(32%	)

Third quarter 2022 vs. Third quarter 2021
Tonnes of ore mined decreased by 17% in the third quarter of 2022, compared to the third quarter of 2021, largely due to planned mine sequencing which involved increased mining and stockpiling of material from the North East area in the third quarter of 2021. Tonnes of ore processed decreased by 9% compared to the third quarter of 2021, mainly due to lower mill throughput as a result of lower mill availability and ore hardness experienced during the third quarter of 2022. Grade increased by 22% compared to the third quarter of 2021, largely due to planned mine sequencing. In the third quarter of 2022, gold equivalent ounces produced and sold increased by 18% and 14%, respectively, compared to the same period in 2021, primarily due to the increase in grade and recovery.
Metal sales increased by 10% compared to the third quarter of 2021, due to the increase in gold equivalent ounces sold, partially offset by the decrease in average metal prices realized. Production cost of sales increased by 27% compared to the same period in 2021, largely due to the increase in gold equivalent ounces sold, as well as inflationary cost pressure on consumables, contractors, labour, and maintenance costs. Depreciation, depletion and amortization increased by 6%, compared to the same period in 2021, due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.
First nine months of 2022 vs. First nine months of 2021
In the first nine months of 2022, tonnes of ore mined decreased by 26% compared to the same period in 2021, largely due to planned mine sequencing involving higher waste mined, and which focused on stripping in the South-West area of the pit to access higher grade Phase 13b ore for the second half of the year. Tonnes of ore processed decreased by 5% compared to the same period in 2021, due to temporary mill downtime due to a conveyor belt failure in the first quarter of 2022 and decrease in mill availability in the third quarter of 2022. Grades increased by 3% in the first nine months of 2022, compared to the same period in 2021, largely due to planned mine sequencing. Gold equivalent ounces produced and sold each decreased by 4%, compared to the first nine months of 2021, largely due to the decrease in throughput, partially offset by the increase in grade.
Metal sales for the first nine months of 2022 decreased by 3% compared to the same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. In the first nine months of 2022, production cost of sales increased by 24%, compared to the same period in 2021, largely due to inflationary cost pressure on consumables, contractors, labour, and maintenance costs, as well as unfavourable foreign exchange movements compared to the first nine months of 2021. Depreciation, depletion and amortization in the first nine months of 2022 was comparable to the same period in 2021.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Tasiast (100% ownership and operator) – Mauritania

	Three months ended September 30,					Nine months ended September 30,
	2022	2021	Change	% Change(a)		2022	2021	Change		% Change(a)
Operating Statistics
Tonnes ore mined (000's)	4,437	822	3,615	nm		10,952	2,483	8,469		nm
Tonnes processed (000's)	1,741	-	1,741	nm		4,945	2,665	2,280		86%
Grade (grams/tonne)(a)	2.72	-	2.72	nm		2.60	1.77	0.83		47%
Recovery(a)	89.4%	-	89.4%	nm		90.8%	94.3%	(3.5%	)	(4%	)
Gold equivalent ounces:
Produced	132,754	3,847	128,907	nm		395,589	155,249	240,340		155%
Sold	128,014	4,822	123,192	nm		372,273	159,187	213,086		134%

Financial Data (in millions)
Metal sales	$220.2	$8.7	$211.5	nm		$680.8	$288.1	$392.7		136%
Production cost of sales	94.8	8.3	86.5	nm		283.9	112.8	171.1		152%
Depreciation, depletion and amortization	58.0	21.3	36.7	172%		171.5	123.8	47.7		39%
	67.4	(20.9)	88.3	nm		225.4	51.5	173.9		nm
Other operating expense	10.5	48.7	(38.2)	(78%	)	35.3	75.4	(40.1)		(53%	)
Exploration and business development	1.0	1.0	-	0%		3.4	2.1	1.3		62%
Segment operating earnings (loss)	$55.9	$(70.6)	$126.5	nm		$186.7	$(26.0)	$212.7		nm
(a)	"nm" means not meaningful.
Third quarter 2022 vs. Third quarter 2021
Tonnes of ore mined increased compared to the third quarter of 2021, mainly due to mine sequencing, which allowed access to a lower strip ratio section of West Branch 4 in the third quarter of 2022. Tonnes of ore processed increased compared to the third quarter of 2021, due to the temporary suspension of milling operations during the third quarter of 2021 as a result of the mill fire in June 2021. In the third quarter of 2022, gold equivalent ounces produced and sold increased compared to the same period in 2021, primarily due to the temporary suspension of milling operations in the prior year.
In the third quarter of 2022, metal sales increased compared to the third quarter of 2021, due to the increase in gold equivalent ounces sold. Production cost of sales and depreciation, depletion and amortization increased in the third quarter of 2022, compared to the same period in 2021, primarily due to the increase in gold equivalent ounces sold.
First nine months of 2022 vs. First nine months of 2021
Tonnes of ore mined increased in the first nine months of 2022 compared to the first nine months of 2021, primarily due to mine sequencing involving the completion of mining in West Branch 3 in the first quarter of 2021 and access to a lower strip ratio section of West Branch 4 in the first nine months of 2022. Tonnes of ore processed in the first nine months of 2022 increased by 86% compared to the same period in 2021, due to the ramp-up of the 21k project in 2022 and the temporary suspension of milling operations due to the mill fire in June 2021. Mill grades in the first nine months of 2022 increased by 47%, compared to the same period in 2021, mainly due to planned mine sequencing involving a higher grade section of West Branch 4. Gold equivalent ounces produced and sold increased by 155% and 134%, respectively, compared to the first nine months of 2021, primarily due to the temporary suspension of milling operations in the prior year as well as the higher mill grades.

Metal sales in the first nine months of 2022 increased by 136%, compared to the first nine months of 2021, due to the increases in gold equivalent ounces sold and average metal prices realized. In the first nine months of 2022, production cost of sales increased substantially, compared to the same period in 2021, primarily due to the increase in gold equivalent ounces sold, and higher operating waste mined in the first nine months of 2022. Depreciation, depletion and amortization increased by 39%, compared to the first nine months of 2021, primarily due to the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

La Coipa (100% ownership and operator) – Chile
Production increased at La Coipa as the mill continued to ramp up and resolve commissioning challenges in the third quarter of 2022, resulting in 1,079,213 and 636,767 tonnes of ore mined and processed, respectively, and 33,955 and 24,681 gold equivalent ounces produced and sold, respectively. Metal sales and operating earnings (loss) were $43.1 million and $43.2 million, respectively, for the third quarter of 2022 and $nil and $(2.0) million, respectively, for the third quarter of 2021. Operating earnings includes a net reclamation recovery of $14.4 million for the third quarter of 2022.
In the first nine months of 2022, there were 1,803,421 and 1,015,738 tonnes of ore mined and processed, respectively, and 41,893 and 31,780 gold equivalent ounces produced and sold, respectively. Metal sales and operating earnings (loss) were $56.2 million and $57.5 million, respectively, for the first nine months of 2022 and $nil and $(5.8) million, respectively, for first nine months of 2021. Operating earnings includes a net reclamation recovery of $24.4 million for the first nine months of 2022.
The pump and supply chain issues encountered earlier in the year have largely been resolved, with mill throughput steadily increasing month-over-month and October averaging approximately 9,500 t/d with multiple days at or above 13,000 t/d. The mill is now expected to steadily increase to a sustained design capacity of 13,000 t/d by the end of the first quarter of 2023.
Maricunga (100% ownership and operator) – Chile
As a result of the suspension of mining and crushing activities at Maricunga in the fourth quarter of 2019, no ore was mined or processed in both the third quarters of 2022 and 2021. No further production is expected while Maricunga continues to sell its remaining finished metals inventories.
In the third quarter of 2022, gold equivalent ounces sold of 652 were comparable to gold equivalent ounces sold of 655 for the third quarter of 2021. Metal sales and operating earnings (loss) were $1.1 million and $0.4 million, respectively, for the third quarter of 2022, compared to $1.1 million and $(2.4) million, respectively, for the third quarter of 2021. Operating earnings includes net reclamation recovery of $3.4 million, for the third quarter of 2022.
In the first nine months of 2022, gold equivalent ounces sold of 2,328 increased by 18% compared to gold equivalent ounces sold of 1,966 for the first nine months of 2021. Metal sales and operating earnings (loss) were $4.2 million and $(41.4) million, respectively, for the first nine months of 2022, compared to $3.5 million and $(8.2) million, respectively, for the first nine months of 2021. Operating loss includes net reclamation expense of $33.3 million, for the first nine months of 2022.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Discontinued operations
Russian operations (100% ownership and operator) – Russian Federation
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million is receivable on the one-year anniversary of closing. The Company’s Russian operations are classified as discontinued operations.
In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the nine months ended September 30, 2022.

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	% Change(f)	2022	2021	Change	% Change(f)
Operating Statistics(a)
Tonnes ore mined (000's)(b)	-	316	(316)	nm	570	947	(377)	(40%	)
Tonnes processed (000's)	-	425	(425)	nm	762	1,267	(505)	(40%	)
Grade (grams/tonne):
Gold	-	8.29	(8.29)	nm	6.31	8.48	(2.17)	(26%	)
Silver	-	72.71	(72.71)	nm	60.57	73.30	(12.73)	(17%	)
Recovery:
Gold	-	95.9%	(95.9% )	nm	93.6%	95.0%	(1.4% )	(1%	)
Silver	-	87.2%	(87.2% )	nm	85.0%	85.0%	0.0%	0%
Gold equivalent ounces:(c)
Produced	-	120,822	(120,822)	nm	169,156	364,929	(195,773)	(54%	)
Sold	-	121,798	(121,798)	nm	122,295	365,075	(242,780)	(67%	)
Silver ounces:
Produced (000's)	-	946	(946)	nm	1,296	2,536	(1,240)	(49%	)
Sold (000's)	-	1,004	(1,004)	nm	690	2,531	(1,841)	(73%	)

Financial Data (in millions)
Metal sales	$-	$217.7	$(217.7)	nm	$213.8	$655.0	$(441.2)	(67%	)
Production cost of sales	-	81.8	(81.8)	nm	83.8	231.0	(147.2)	(64%	)
Depreciation, depletion and amortization	-	18.6	(18.6)	nm	12.6	54.1	(41.5)	(77%	)
Impairment charges(d)	-	-	-	nm	671.0	-	671.0	nm
	-	117.3	(117.3)	nm	(553.6)	369.9	(923.5)	nm
Other operating expense (income)	-	4.1	(4.1)	nm	(28.7)	32.5	(61.2)	(188%	)
Exploration and business development	-	8.7	(8.7)	nm	13.6	23.2	(9.6)	(41%	)
	$-	$104.5	$(104.5)	nm	$(538.5)	$314.2	$(852.7)	nm
Other (income) expense - net(e)	-	0.1	(0.1)	nm	42.5	0.9	41.6	nm
Net earnings (loss) before tax	$-	$104.4	$(104.4)	nm	$(581.0)	$313.3	$(894.3)	nm
Income tax expense	-	72.4	(72.4)	nm	61.2	115.9	(54.7)	(47%	)
Net earnings (loss) from discontinued operations	$-	$32.0	$(32.0)	nm	$(642.2)	$197.4	$(839.6)	nm

(a)	Operating statistics include the results of the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.
(b)	Tonnes of ore mined relates entirely to the Kupol mine.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2022 was 89.91:1 (third quarter of 2021 – 73.45:1). The ratio for the first nine months of 2022 was 83.22:1 (first nine months of 2021 – 69.90:1).

(d)	At March 31, 2022, the Company recognized an impairment charge of $671.0 million related to the remeasurement of the Company’s Russian operations to fair value less costs to sell.
(e)	Other (income) expense - net for the first nine months of 2022 includes a loss on disposition of $80.9 million.
(f)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Chirano (90% ownership and operator) – Ghana(a)
On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation (“Asante”) for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and expects to receive $55.0 million in cash on the six-month anniversary of closing, and $36.9 million in cash on each of the one-year and two-year anniversaries of closing. The Company’s Chirano operations are classified as discontinued operations.
In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the three months ended September 30, 2022.

	Three months ended September 30,					Nine months ended September 30,
	2022	2021	Change	% Change(c)		2022	2021	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	344	802	(458)	(57%	)	1,731	2,470	(739)	(30%	)
Tonnes processed (000's)	392	881	(489)	(56%	)	2,129	2,564	(435)	(17%	)
Grade (grams/tonne)	1.26	1.54	(0.28)	(18%	)	1.33	1.63	(0.30)	(18%	)
Recovery	64.3%	86.8%	(22.5% )	(26%	)	83.0%	87.5%	(4.5% )	(5%	)
Gold equivalent ounces:
Produced	13,522	37,588	(24,066)	(64%	)	82,060	120,107	(38,047)	(32%	)
Sold	15,018	34,999	(19,981)	(57%	)	87,823	116,660	(28,837)	(25%	)

Financial Data (in millions)
Metal sales	$26.4	$62.4	$(36.0)	(58%	)	$162.3	$210.2	$(47.9)	(23%	)
Production cost of sales	24.3	49.4	(25.1)	(51%	)	131.2	155.9	(24.7)	(16%	)
Depreciation, depletion and amortization	-	17.0	(17.0)	nm		14.9	57.2	(42.3)	(74%	)
	2.1	(4.0)	6.1	nm		16.2	(2.9)	19.1	nm
Other operating expense	0.1	0.5	(0.4)	(80%	)	(4.5)	2.6	(7.1)	nm
Exploration and business development	1.1	3.5	(2.4)	(69%	)	4.9	9.4	(4.5)	(48%	)
	$0.9	$(8.0)	$8.9	nm		$15.8	$(14.9)	$30.7	nm
Other (income) expense - net(b)	(0.8)	(0.2)	(0.6)	nm		(1.9)	1.0	(2.9)	nm
Net earnings (loss) before tax	1.7	(7.8)	9.5	nm		$17.7	$(15.9)	$33.6	nm
Income tax expense (recovery)	2.5	(3.0)	5.5	nm		11.8	(4.6)	16.4	nm
Net (loss) earnings from discontinued operations	$(0.8)	$(4.8)	$4.0	nm		$5.9	$(11.3)	$17.2	nm

(a)	Operating and financial data are at 100% for all periods.
(b)	Other (income) expense - net for the third quarter and first nine months of 2022 includes a gain on disposition of $0.5 million.
(c)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Exploration and Business Development

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2022	2021	Change	% Change	2022	2021	Change	% Change
Exploration and business development	$42.3	$24.4	$17.9	73%	$105.6	$63.4	$42.2	67%

Included in total exploration and business development expense in the third quarter of 2022 are expenditures on exploration and technical evaluations totaling $38.4 million, an increase compared to $18.8 million in the third quarter of 2021, with the increase primarily a result of spending at Great Bear. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $11.2 million for the third quarter of 2022 compared to $9.6 million for the third quarter of 2021.
Kinross was active on 17 mine sites, near-mine and greenfield initiatives in the third quarter of 2022, with a total of 164,921 metres drilled. In the third quarter of 2021, Kinross was active on 13 mine sites, near-mine and greenfield initiatives, with a total of 52,571 metres drilled.
Included in the total exploration and business development expense in the first nine months of 2022 are expenditures on exploration and technical evaluations totaling $92.0 million, compared to $45.5 million during the same period in 2021, with the increase primarily a result of spending at Great Bear. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $30.2 million for the first nine months of 2022 compared to $28.8 million for the first nine months of 2021.
Kinross was active on 18 mine sites, near-mine and greenfield initiatives in the first nine months of 2022, with a total of 235,311 metres drilled. In the first nine months of 2021, Kinross was active on 18 mine sites, near-mine and greenfield initiatives, with a total of 161,050 metres drilled.
General and Administrative

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2022	2021	Change	% Change	2022	2021	Change	% Change
General and administrative	$40.3	$26.4	$13.9	53%	$100.5	$85.5	$15.0	18%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, U.S., Brazil, Chile, the Netherlands, and the Canary Islands. The increases of $13.9 million and $15.0 million, for the third quarter and first nine months of 2022, respectively, compared to the same periods in 2021, are primarily due to restructuring costs.
Other Income (Expense) – Net

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2022	2021	Change	% Change(a)	2022	2021	Change	% Change(a)
Net losses on dispositions of assets	$(2.3)	$(2.3)	$0.0	0%	(2.2)	(10.8)	8.6	80%
Foreign exchange gains (losses) - net	5.9	5.6	0.3	5%	0.1	(1.5)	1.6	nm
Other - net	2.0	-	2.0	nm	1.7	3.6	(1.9)	(53%	)
Other income (expense) - net	$5.6	$3.3	$2.3	70%	$(0.4)	$(8.7)	$8.3	nm

(a)	"nm" means not meaningful.
Other income of $5.6 million in the third quarter of 2022 was comparable to income of $3.3 million in the third quarter of 2021. For the first nine months of 2022, other expense decreased to $0.4 million, compared to an expense of $8.7 million in the first nine months of 2021, primarily due to a decrease in net losses on disposition of assets.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Finance Expense

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2022	2021	Change	% Change	2022	2021	Change	% Change
Accretion of reclamation and remediation obligations	$7.1	$2.7	$4.4	163%	$17.3	$8.1	$9.2	114%
Interest expense, including accretion of lease liabilities	16.2	15.8	0.4	3%	50.7	47.9	2.8	6%
Finance expense	$23.3	$18.5	$4.8	26%	$68.0	$56.0	$12.0	21%

Interest expense in the third quarter of 2022 was $16.2 million compared to $15.8 million in the same period in 2021. Interest capitalized in the third quarter of 2022 increased to $18.0 million, compared to $8.3 million in the third quarter of 2021.

Interest expense in the first nine months of 2022 was $50.7 million compared to $47.9 million in the same period in 2021. Interest capitalized in the first nine months of 2022 increased to $42.0 million, compared to $35.9 million in the first nine months of 2021.
Income and Other Taxes
Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, and Mauritania.
The Company recorded an income tax expense from continuing operations of $34.5 million in the third quarter of 2022, compared to $35.4 million in the third quarter of 2021. The $34.5 million income tax expense from continuing operations included $3.1 million of deferred tax expense, compared to $15.0 million of deferred tax expense in the third quarter of 2021, resulting from the net foreign currency translation of tax deductions of the Company’s operation in Brazil. Kinross' combined federal and provincial statutory tax rate for the third quarters of both 2022 and 2021 was 26.5%.
There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.
In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with International Financial Reporting Standards (“IFRS”).
Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.
Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2022	2021	Change	% Change(b)		2022	2021	Change	% Change(b)
Cash Flow:
Of continuing operations provided from operating activities(a)	$173.2	$140.3	$32.9	23%		$528.2	$547.1	$(18.9)	(3%	)
Of discontinued operations (used in) provided from operating activities(a)	(1.6)	129.6	(131.2)	nm		47.6	390.8	(343.2)	(88%	)
Of continuing operations used in investing activities(a)	(226.5)	(231.1)	4.6	nm		(1,550.8)	(639.5)	(911.3)	nm
Of discontinued operations provided from (used in) investing activities(a)	43.3	(27.9)	71.2	nm		296.2	(215.1)	511.3	nm
Of continuing operations (used in) provided from financing activities(a)	(236.3)	(99.1)	(137.2)	nm		635.5	(708.4)	1,343.9	nm
Of discontinued operations used in financing activities(a)	-	-	-	nm		-	-	-	nm
Effect of exchange rate changes on cash and cash equivalents of continuing operations(a)	(1.0)	(0.5)	(0.5)	nm		(1.4)	(0.5)	(0.9)	nm
Effect of exchange rate changes on cash and cash equivalents of discontinued operations(a)	(0.3)	(0.8)	0.5	nm		1.6	0.8	0.8	100%
Decrease in cash and cash equivalents	(249.2)	(89.5)	(159.7)	nm		(43.1)	(624.8)	581.7	nm
Cash and cash equivalents, beginning of period	719.1	675.6	43.5	6%		531.5	1,210.9	(679.4)	(56%	)
Cash and cash equivalents of assets held for sale, beginning of period	18.5	-	18.5	nm		-	-	-	nm
Cash and cash equivalents, end of period	$488.4	$586.1	$(97.7)	(17%	)	$488.4	$586.1	$(97.7)	(17%	)

(a)	The comparative figures have been recast to present results from Russian and Chirano operations as discontinued operations.
(b)	“nm” means not meaningful.

In the third quarter of 2022, cash and cash equivalent balances decreased by $249.2 million compared to a decrease of $89.5 million in the third quarter of 2021. Cash and cash equivalents decreased by $43.1 million in the first nine months of 2022 compared to a decrease of $624.8 million in the first nine months of 2021. Detailed discussions regarding cash flow movements are noted below.
Operating Activities
Third quarter 2022 vs. Third quarter 2021
Net cash flow of continuing operations provided from operating activities increased by $32.9 million compared to the third quarter of 2021, mainly due to the temporary suspension of milling operations at Tasiast in the prior year.
First nine months of 2022 vs. First nine months of 2021
In the first nine months of 2022, net cash flow of continuing operations provided from operating activities decreased by $18.9 million compared to the same period in 2021, mainly due to unfavourable working capital movements, partially offset by an increase in margins due to the temporary suspension of milling operations at Tasiast in the prior year, and lower taxes paid.
Investing Activities
Third quarter 2022 vs. Third quarter 2021
Net cash flow of continuing operations used in investing activities was $226.5 million in the third quarter of 2022 compared to $231.1 million in the third quarter of 2021.
In the third quarters of 2022 and 2021, cash was primarily used for capital expenditures of $197.3 million and $203.8 million, respectively. Interest paid capitalized to property, plant and equipment was $20.5 million in the third quarter of 2022 compared to $13.0 million in the same period in 2021.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

First nine months of 2022 vs. First nine months of 2021
Net cash flow of continuing operations used in investing activities was $1,550.8 million in the first nine months of 2022 compared to $639.5 million in the first nine months of 2021.
In the first nine months of 2022, the primary uses of cash were for the acquisition of Great Bear ($1,027.5 million, net of cash acquired) and capital expenditures of $447.4 million. In the first nine months of 2021, the primary use of cash was for capital expenditures of $566.0 million. Interest paid capitalized to property, plant and equipment was $36.7 million in the first nine months of 2022 compared to $43.2 million in the same period in 2021.
The following table presents a breakdown of capital expenditures(a) from continuing operations(b) on a cash basis:

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2022	2021	Change	% Change(d)		2022	2021	Change	% Change(d)
Operating segments
Fort Knox	$31.0	$37.4	$(6.4)	(17%	)	$47.0	$81.5	$(34.5)	(42%	)
Round Mountain	24.7	23.7	1.0	4%		61.3	75.2	(13.9)	(18%	)
Bald Mountain	28.2	7.7	20.5	nm		50.2	21.8	28.4	130%
Paracatu	33.6	30.0	3.6	12%		80.8	78.3	2.5	3%
Tasiast	33.4	68.1	(34.7)	(51%	)	77.1	206.9	(129.8)	(63%	)
Non-operating segments
La Coipa	34.7	28.1	6.6	24%		109.5	74.3	35.2	47%
Great Bear	-	-	-	nm		-	-	-	nm
Corporate and other(c)	11.7	8.8	2.9	33%		21.5	28.0	(6.5)	(23%	)
Total	$197.3	$203.8	$(6.5)	(3%	)	$447.4	$566.0	$(118.6)	(21%	)

(a)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(b)
Results for the three and nine months ended September 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, due to the classification of these operations as discontinued as at September 30, 2022.

(c)	“Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga).
(d)	“nm” means not meaningful.

In the third quarter and first nine months of 2022, capital expenditures decreased by $6.5 million and $118.6 million, respectively, compared to the same periods in 2021, primarily due to mine sequencing at Tasiast, Fort Knox and Round Mountain involving a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.

Financing Activities
Third quarter 2022 vs. Third quarter 2021
Net cash flow of continuing operations used in financing activities was $236.3 million in the third quarter of 2022 compared to $99.1 million in the third quarter of 2021.
In the third quarter of 2022, net cash flow of continuing operations used in financing activities included net debt repayments of $100.0 million on the revolving credit facility. Total return of capital payments of $99.2 million included $60.2 million for the repurchase and cancellation of shares under the NCIB program, and dividends paid to common shareholders of $39.0 million. In the third quarter of 2021, net cash flow of continuing operations used in financing activities included dividends paid to common shareholders of $37.8 million and payments of $31.8 million for the repurchase and cancellation of shares under the NCIB program.
First nine months of 2022 vs. First nine months of 2021
Net cash flow of continuing operations provided from financing activities was $635.5 million in the first nine months of 2022 compared to net cash flow of continuing operations used in financing activities of $708.4 million in the first nine months of 2021.
In the first nine months of 2022, net cash flow of continuing operations provided from financing activities included proceeds from the drawdown of debt of $1,097.6 million related to the acquisition of Great Bear and an additional $100.0 million drawn on the revolving credit facility. Cash outflows included total debt repayments of $320.0 million, of which $300.0 million was on the revolving credit

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

facility and $20.0 million on the Tasiast loan. Cash outflows also included dividends paid to common shareholders of $116.9 million, payments of $60.2 million for the repurchase and cancellation of shares under the NCIB program, and interest paid of $51.8 million. In the first nine months of 2021, net cash flow of continuing operations used in financing activities included the $500.0 million repayment of senior notes, dividends paid to common shareholders of $113.5 million, interest paid of $46.9 million, and payments of $31.8 million for the repurchase and cancellation of shares under the NCIB program.
Balance Sheets

	As at,
	September 30,	December 31,
(in millions)	2022	2021
Cash and cash equivalents	$488.4	$531.5
Current assets	$1,914.1	$1,948.9
Total assets	$10,539.5	$10,428.1
Current liabilities, including current portion of long-term debt	$643.1	$741.4
Total debt and credit facilities, including current portion	$2,511.6	$1,629.9
Total liabilities	$4,306.3	$3,778.5
Common shareholders' equity	$6,176.9	$6,580.9
Non-controlling interests	$56.3	$68.7

At September 30, 2022, Kinross had cash and cash equivalents of $488.4 million, a decrease of $43.1 million from the balance as at December 31, 2021, primarily due to additions to property, plant and equipment of $447.4 million, repayment of debt of $320.0 million, and dividends paid to common shareholders of $116.9 million. These decreases were partially offset by net cash flows of continuing operations provided from operating activities of $528.2 million, the $300.0 million of cash consideration received on completion of the sale of the Company’s Russian operations, and the $60.0 million of cash consideration received on completion of the sale of the Company’s Chirano operations. Current assets decreased by $34.8 million to $1,914.1 million mainly due to the decrease in cash and cash equivalents and a decrease in inventories, partially offset by an increase in accounts receivable and other assets. Total assets increased by $111.4 million to $10,539.5 million, mainly due to an increase in property, plant and equipment primarily related to the Great Bear acquisition, partially offset by the disposal of the Company’s Russian and Chirano operations. Current liabilities decreased by $98.3 million to $643.1 million, primarily due to the disposal of the Company’s Russian and Chirano operations and a decrease in current income tax payable. Total liabilities increased by $527.8 million to $4,306.3 million, mainly due to the $1.0 billion term loan entered into in the first quarter of 2022, partially offset by total debt repayments of $320.0 million and the disposal of the Company’s Russian and Chirano operations.
As of November 8, 2022, there were 1,256.0 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 7.9 million share purchase options outstanding under its share option plan.
On November 9, 2022, the Board of Directors declared a dividend of $0.03 per common share payable on December 15, 2022 to shareholders of record on December 1, 2022.
Financings and Credit Facilities

Senior notes
The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
Revolving credit facility and term loan
As at September 30, 2022, the Company had utilized $106.7 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.7 million was used for letters of credit.
On August 4, 2022, the Company amended its $1,500.0 million revolving credit facility to extend the maturity by one year to August 4, 2027.
During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Great Bear acquisition. On March 7, 2022, the Company completed a new term loan for $1,000.0 million. The Company used the proceeds to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.
The Company repaid $100.0 million of the outstanding balance on the revolving credit facility in the second quarter of 2022. During the third quarter of 2022, an additional $200.0 million was repaid and subsequently, $100.0 million was drawn.
Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at September 30, 2022, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at September 30, 2022.
Tasiast loan
The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in June and December for the term of the loan.
As at September 30, 2022, the Company held $26.4 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in current and other long-term assets.
Other
The Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2024, effective July 1, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at September 30, 2022, $231.2 million (December 31, 2021 - $232.3 million) was utilized under this facility.
In addition, at September 30, 2022, the Company had $197.1 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.85%.
As at September 30, 2022, $317.7 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.
The following table outlines the credit facility utilizations and availabilities:

	As at,
	September 30,	December 31,
(in millions)	2022	2021
Utilization of revolving credit facility	$(106.7)	$(206.5)
Utilization of EDC facility	(231.2)	(232.3)
Borrowings	$(337.9)	$(438.8)

Available under revolving credit facility	$1,393.3	$1,293.5
Available under EDC credit facility	68.8	67.7
Available credit	$1,462.1	$1,361.2

Total debt of $2,511.6 million as at September 30, 2022 consists of $1,243.0 million related to the senior notes, $100.0 million related to the revolving credit facility, $998.1 million related to the term loan and $170.5 million related to the Tasiast loan. The current portion of this debt relates to the semi-annual principal repayments on the Tasiast loan of $40.0 million.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Liquidity Outlook
As at September 30, 2022, the Company has $40.0 million in scheduled debt repayments due in the next 12 months relating to the Tasiast loan.

We believe that the Company’s existing cash and cash equivalents balance of $488.4 million, available credit of $1,462.1 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), debt repayments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any capital allocation decisions, consideration is given to the cost and availability of various sources of capital resources.
With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.
Contractual Obligations and Commitments
The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at September 30, 2022 and their respective maturities:

Foreign currency	2022	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$23.1	$68.4	$27.6
Average put strike (Brazilian real)	4.88	5.13	5.55
Average call strike (Brazilian real)	7.28	7.34	9.01
Brazilian real forward buy contracts (in millions of U.S. dollars)	$11.3	$-	$-
Average rate (Brazilian real)	5.62	-	-
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$12.6	$15.0	$-
Average rate (Canadian dollar)	1.31	1.29	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$31.8	$42.0	$-
Average put strike (Chilean peso)	760	810	-
Average call strike (Chilean peso)	1,012	1,040	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$15.0	$-	$-
Average put strike (Russian rouble)	74.6	-	-
Average call strike (Russian rouble)	98.9	-	-
Energy
WTI oil swap contracts (barrels)	262,500	565,200	-
Average price	$47.83	$39.58	$-

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At September 30, 2022, 4,365,000 TRS units were outstanding.
In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at September 30, 2022 or December 31, 2021.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Fair value of derivative instruments
The fair values of derivative instruments are noted in the table below:

	As at,
	September 30,	December 31,
(in millions)	2022	2021
Asset (liability)
Foreign currency forward and collar contracts	$0.6	$(4.5)
Energy swap contracts	25.8	40.4
Total return swap contracts	0.8	1.7
	$27.2	$37.6

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings where the matters remain pending.
Kettle River-Buckhorn regulatory proceedings
Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Each calendar quarter beginning April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgement as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. This matter remains pending.

Guarantor summarized financial information
The obligations of the Company under the senior notes were guaranteed at September 30, 2022 by the following 100% owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., and Great Bear Resources Ltd. Great Bear Resources Ltd. was added as a guarantor and White Ice Ventures Limited was removed as a guarantor during the nine months ended September 30, 2022. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries' equity in the earnings (losses) of and other gains from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information.

Summarized combined statements of operations information

(in millions)	Nine months ended September 30, 2022	Year ended December 31, 2021
Revenue	$1,698.5	$2,285.8
Cost of sales	1,390.1	1,799.3
Gross profit	308.4	486.5
Operating earnings	137.2	293.3
Net earnings before equity in the earnings (losses) of, and other gains from, non- guarantor subsidiaries	28.1	187.4
Equity in the earnings (losses) of, and other gains from, non-guarantor continuing subsidiaries	3.3	(307.4)
Equity in the earnings (losses) of, and other gains from, non-guarantor discontinued subsidiaries	(530.6)	341.2
Net (loss) earnings	(499.2)	221.2
Net (loss) earnings attributable to common shareholders	$(499.2)	$221.2

Summarized combined balance sheet information

	As at,
(in millions)	September 30, 2022	December 31, 2021
Current assets	$1,154.9	$1,019.5
Current assets – with non-guarantor subsidiaries	1,827.3	1,937.9
Non-current assets	4,962.4	3,772.5
Non-current assets – with non-guarantor subsidiaries	3,506.8	4,504.9
Current liabilities	390.7	428.1
Current liabilities – with non-guarantor subsidiaries	582.2	618.8
Non-current liabilities	3,104.5	2,294.8
Non-current liabilities – with non-guarantor subsidiaries	1,197.0	1,312.2

7.	SUMMARY OF QUARTERLY INFORMATION

	2022			2021(a)				2020(a)
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$856.5	$821.5	$700.9	$614.9	$582.4	$707.9	$694.4	$872.4
Net earnings (loss) from continuing operations attributable to common shareholders	$65.9	$(9.3)	$81.3	$(66.2)	$(72.9)	$30.1	$79.1	$601.4
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.05	$(0.01)	$0.06	$(0.05)	$(0.06)	$0.02	$0.06	$0.48
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.05	$(0.01)	$0.06	$(0.05)	$(0.06)	$0.02	$0.06	$0.47
Net (loss) earnings from discontinued operations attributable to common shareholders	$(1.0)	$(31.0)	$(605.1)	$63.5	$28.0	$89.2	$70.4	$181.9
Net earnings (loss) attributable to common shareholders	$64.9	$(40.3)	$(523.8)	$(2.7)	$(44.9)	$119.3	$149.5	$783.3
Basic earnings (loss) per share attributable to common shareholders	$0.05	$(0.03)	$(0.41)	$-	$(0.04)	$0.09	$0.12	$0.62
Diluted earnings (loss) per share attributable to common shareholders	$0.05	$(0.03)	$(0.41)	$-	$(0.04)	$0.09	$0.12	$0.62
Net cash flow of continuing operations provided from operating activities	$173.2	$257.1	$97.9	$148.0	$140.3	$277.0	$129.8	$557.0
(a)	The quarterly results were updated retrospectively to reflect the impact of Chirano and Russian discontinued operations.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana.  The comparative quarterly results have been updated retrospectively to reflect the impact of the classification of the Russian and Chirano operations as discontinued as at September 30, 2022.
During the third quarter of 2022, revenue from continuing operations was $856.5 million on sales of 494,413 total gold equivalent ounces from continuing operations compared to $582.4 million on sales of 325,162 total gold equivalent ounces from continuing operations during the third quarter of 2021. The increase is primarily due to the temporary suspension of milling operations at Tasiast in the prior year as a result of the mill fire in June 2021. The average gold price realized in the third quarter of 2022 was $1,732 per ounce compared to $1,792 per ounce in the third quarter of 2021.

Production cost of sales from continuing operations in the third quarter of 2022 increased by 61% compared to the third quarter of 2021, primarily due to the increase in gold equivalent ounces sold, and inflationary cost pressure on key consumables, such as fuel, emulsion and reagents, at all mine sites.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

Net cash flow of continuing operations provided from operating activities increased to $173.2 million in the third quarter of 2022 from $140.3 million in the third quarter of 2021, mainly due to the increase in margins, partially offset by unfavourable working capital movements.
In the fourth quarter of 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The after-tax inventory impairment charge of $69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million. In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of $564.5 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte, and net, after-tax, impairment charges of $32.5 million relating to certain supplies inventories at Kupol and Tasiast.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
For the quarter ended September 30, 2022, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
Accounting Changes
The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021, except for the adoption of amendments to IAS 16 “Property, Plant and Equipment” and IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” as disclosed in Note 3 of the Company’s interim financial statements for the three and nine months ended September 30, 2022 and 2021.

10.	RISK ANALYSIS
The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2021 and for additional information please refer to the Annual Information Form for the year ended December 31, 2021, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued. The comparative information has been recast to exclude Chirano and Russia. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Adjusted Net Earnings from Continuing Operations Attributable to Common Shareholders and Adjusted Net Earnings from Continuing Operations per Share

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except per share amounts)	2022	2021	2022	2021
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$65.9	$(72.9)	$137.9	$36.3
Adjusting items:
Foreign exchange (gains) losses	(5.9)	(5.6)	(0.1)	1.5
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	3.1	15.0	(8.4)	9.5
Taxes in respect of prior periods	5.0	4.4	15.8	17.0
Reclamation (recovery) expense	(20.0)	15.0	3.9	25.0
Tasiast mill fire related costs	-	28.9	-	41.0
COVID-19 costs(a)	-	4.1	-	13.1
Round Mountain pit wall stabilization costs	-	16.1	-	42.7
Tasiast definitive agreement settlement	-	10.0	-	10.0
Other(b)	16.9	4.7	21.4	5.6
Tax effects of the above adjustments	3.7	(8.5)	4.4	(18.3)
	2.8	84.1	37.0	147.1
Adjusted net earnings from continuing operations attributable to common shareholders	$68.7	$11.2	$174.9	$183.4
Weighted average number of common shares outstanding - Basic	1,299.8	1,261.2	1,288.0	1,260.6
Adjusted net earnings from continuing operations per share	$0.05	$0.01	$0.14	$0.15
Basic earnings (loss) from continuing operations per share attributable to common shareholders	$0.05	$(0.06)	$0.11	$0.03

(a)
Includes COVID-19 related labour, health and safety, donations and other support program costs. For the third quarter and first nine months of 2022, adjusted net earnings has not been adjusted for COVID-19 related costs of $1.2 million and $8.0 million, respectively, incurred at operating sites.

(b)
Other includes restructuring costs of $13.0 million for the third quarter and first nine months of 2022 as well as other various impacts, such as one-time costs at sites, and gains and losses on the sale of assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Free Cash Flow from Continuing Operations

Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less additions to property, plant and equipment. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$173.2	$140.3	$528.2	$547.1
Less: Additions to property, plant and equipment	(197.3)	(203.8)	(447.4)	(566.0)
Free cash flow from continuing operations	$(24.1)	$(63.5)	$80.8	$(18.9)

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Adjusted Operating Cash Flow from Continuing Operations

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.
The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2022	2021	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$173.2	$140.3	$528.2	$547.1
Adjusting items:
Working capital changes:
Accounts receivable and other assets	15.6	11.3	(47.0)	2.0
Inventories	70.0	11.6	222.4	71.2
Accounts payable and other liabilities, including income taxes paid	0.6	(21.9)	56.8	51.4
Total working capital changes	86.2	1.0	232.2	124.6
Adjusted operating cash flow from continuing operations	$259.4	$141.3	$760.4	$671.7

Production Cost of Sales from Continuing Operations per Ounce Sold on a By-Product Basis

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.
The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$465.3	$289.8	$1,279.2	$914.0
Less: silver revenue(a)	(23.6)	(6.4)	(37.0)	(20.0)
Production cost of sales from continuing operations net of silver by-product revenue	$441.7	$283.4	$1,242.2	$894.0
Gold ounces sold from continuing operations	480,775	321,528	1,286,196	1,093,121
Total gold equivalent ounces sold from continuing operations	494,413	325,162	1,307,219	1,104,293
Production cost of sales from continuing operations per ounce sold on a by-product basis	$919	$881	$966	$818
Production cost of sales from continuing operations per equivalent ounce sold(b)	$941	$891	$979	$828
See pages 38-39 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Ounce Sold on a By-Product Basis

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.
All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per ounce)	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$465.3	$289.8	$1,279.2	$914.0
Less: Silver revenue from continuing operations(a)	(23.6)	(6.4)	(37.0)	(20.0)
Production cost of sales from continuing operations net of silver by-product revenue	$441.7	$283.4	$1,242.2	$894.0
Adjusting items:
General and administrative(d)	27.3	26.4	87.5	85.5
Other operating expense - sustaining(e)	11.7	2.5	23.5	7.8
Reclamation and remediation - sustaining(f)	10.7	10.2	28.5	29.2
Exploration and business development - sustaining(g)	7.4	10.1	22.9	24.7
Additions to property, plant and equipment - sustaining(h)	105.9	98.5	224.6	206.3
Lease payments - sustaining(i)	5.6	7.8	16.3	23.2
All-in Sustaining Cost on a by-product basis	$610.3	$438.9	$1,645.5	$1,270.7
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	11.2	8.9	32.3	28.1
Reclamation and remediation - non-sustaining(f)	2.8	0.8	6.1	2.5
Exploration and business development - non-sustaining(g)	34.6	14.2	82.2	38.1
Additions to property, plant and equipment - non-sustaining(h)	88.4	104.2	218.0	356.5
Lease payments - non-sustaining(i)	0.4	0.7	0.8	0.9
All-in Cost on a by-product basis - attributable(c)	$747.7	$567.7	$1,984.9	$1,696.8
Gold ounces sold from continuing operations	480,775	321,528	1,286,196	1,093,121
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,269	$1,365	$1,279	$1,162
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,555	$1,766	$1,543	$1,552
Production cost of sales from continuing operations per equivalent ounce sold(b)	$941	$891	$979	$828
See pages 38-39 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.
All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per equivalent ounce)	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$465.3	$289.8	$1,279.2	$914.0
Adjusting items:
General and administrative(d)	27.3	26.4	87.5	85.5
Other operating expense - sustaining(e)	11.7	2.5	23.5	7.8
Reclamation and remediation - sustaining(f)	10.7	10.2	28.5	29.2
Exploration and business development- sustaining(g)	7.4	10.1	22.9	24.7
Additions to property, plant and equipment - sustaining(h)	105.9	98.5	224.6	206.3
Lease payments - sustaining(i)	5.6	7.8	16.3	23.2
All-in Sustaining Cost	$633.9	$445.3	$1,682.5	$1,290.7
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	11.2	8.9	32.3	28.1
Reclamation and remediation - non-sustaining(f)	2.8	0.8	6.1	2.5
Exploration and business development - non-sustaining(g)	34.6	14.2	82.2	38.1
Additions to property, plant and equipment - non-sustaining(h)	88.4	104.2	218.0	356.5
Lease payments - non-sustaining(i)	0.4	0.7	0.8	0.9
All-in Cost - attributable(c)	$771.3	$574.1	$2,021.9	$1,716.8
Gold equivalent ounces sold from continuing operations	494,413	325,162	1,307,219	1,104,293
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,282	$1,369	$1,287	$1,169
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,560	$1,766	$1,547	$1,555
Production cost of sales from continuing operations per equivalent ounce sold(b)	$941	$891	$979	$828
See pages 38-39 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold – Years Ended December 31, 2021 and 2020

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2021	2020
Production cost of sales - as reported	$1,726.1	$1,725.7
Less: portion attributable to Chirano non-controlling interest(j)	(20.2)	(19.6)
Attributable(k) production cost of sales	$1,705.9	$1,706.1
Adjusting items on an attributable(k) basis:
General and administrative(m)	126.6	117.9
Other operating expense - sustaining(n)	10.6	9.6
Reclamation and remediation - sustaining(o)	43.2	54.0
Exploration and business development- sustaining(p)	40.0	48.3
Additions to property, plant and equipment - sustaining(q)	386.0	373.5
Lease payments - sustaining(r)	32.8	19.7
All-in Sustaining Cost - attributable(k)	$2,345.1	$2,329.1
Other operating expense - non-sustaining(n)	38.1	55.9
Reclamation and remediation - non-sustaining(o)	3.4	5.0
Exploration and business development - non-sustaining(p)	91.3	43.3
Additions to property, plant and equipment - non-sustaining(q)	544.6	536.9
Lease payments - non-sustaining(r)	1.0	1.0
All-in Cost - attributable(k)	$3,023.5	$2,971.2
Gold equivalent ounces sold	2,075,738	2,375,548
Less: portion attributable to Chirano non-controlling interest(l)	(14,829)	(16,621)
Attributable(k) gold equivalent ounces sold	2,060,909	2,358,927
Attributable(k) all-in sustaining cost per equivalent ounce sold	$1,138	$987
Attributable(k) all-in cost per equivalent ounce sold	$1,467	$1,260
Consolidated production cost of sales per equivalent ounce sold(s)	$832	$726
See pages 38-39 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

(a)
“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(b)
“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.

(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) costs. As Manh Choh is a non-operating site, the attributable costs are non-sustaining costs and as such only impact the all-in-cost measures.
(d)
“General and administrative” expenses is as reported on the interim condensed consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)
“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.

(h)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and nine months ended September 30, 2022, primarily related to major projects at La Coipa and Tasiast. Non-sustaining capital expenditures during the three and nine months ended September 30, 2021, primarily related to major projects at Tasiast, Fort Knox, La Coipa and Lobo-Marte.

(i)
“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)
The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine for the years ended December 31, 2021 and 2020.

(k)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs for the years ended December 31, 2021 and 2020.
(l)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine for the years ended December 31, 2021 and 2020.
(m)
“General and administrative” expenses is as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(n)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(o)
“Reclamation and remediation - sustaining” is calculated as accretion related to reclamation and remediation obligations plus amortization of the corresponding reclamation and remediation assets for the years ended December 31, 2021 and 2020, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

(p)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.

(q)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations for the years ended December 31, 2021 and 2020, including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, Fort Knox, and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain.

(r)
“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows for the years ended December 31, 2021 and 2020, and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(s)
“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, divided by total gold equivalent ounces sold.

Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, “Other Developments”, “Liquidity Outlook”, as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; identification of additional resources and reserves; the Company’s liquidity; the schedules and budgets for the Company’s development projects; the Company’s continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “forecast”, “guidance”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, “priority”, “prospect”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2021, and the Annual Information Form dated March 31, 2022 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as COVID-19; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments and share buybacks; (19) the impacts of potential future pit wall issues at Round Mountain and carbonaceous material at Bald Mountain being consistent with the Company’s expectations; (20) the anticipated mineralization of the Great Bear Project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; (21) the Company’s estimates regarding the timing of completion of the Tasiast 24k project; and (22) that deferred payments in respect of the Russia or Ghana divestitures will be paid and, in the event any deferred payment is not paid, the applicable security packages will be realized and enforceable in a manner consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2022 and the “Cautionary Statement on Forward-Looking Information” in our news release dated November 9, 2022, to which readers are referred and which are incorporated by reference in this MD&A, all of which qualify any and all forward‐looking statements made in this MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold4.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.

4 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022

A $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold.
A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30,	December 31,
		2022	2021

Assets
Current assets
Cash and cash equivalents	Note 6	$488.4	$531.5
Restricted cash	Note 6	8.2	11.4
Accounts receivable and other assets	Note 6	292.2	214.5
Current income tax recoverable		6.5	10.2
Inventories	Note 6	1,092.1	1,151.3
Unrealized fair value of derivative assets	Note 7	26.7	30.0
		1,914.1	1,948.9
Non-current assets
Property, plant and equipment	Note 6	7,860.3	7,617.7
Goodwill	Note 5	-	158.8
Long-term investments	Note 6	99.0	98.2
Other long-term assets	Note 6	666.1	598.0
Deferred tax assets		-	6.5
Total assets		$10,539.5	$10,428.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$495.6	$492.7
Current income tax payable		52.6	95.0
Current portion of long-term debt and credit facilities	Note 8	40.0	40.0
Current portion of provisions	Note 9	35.8	90.0
Other current liabilities	Note 6	19.1	23.7
		643.1	741.4
Non-current liabilities
Long-term debt and credit facilities	Note 8	2,471.6	1,589.9
Provisions	Note 9	678.1	847.9
Long-term lease liabilities		25.5	35.1
Other long-term liabilities		131.2	127.4
Deferred tax liabilities		356.8	436.8
Total liabilities		$4,306.3	$3,778.5

Equity
Common shareholders' equity
Common share capital	Note 10	$4,679.6	$4,427.7
Contributed surplus		10,675.0	10,664.4
Accumulated deficit		(9,108.5)	(8,492.4)
Accumulated other comprehensive income (loss)	Note 6	(69.2)	(18.8)
Total common shareholders' equity		6,176.9	6,580.9
Non-controlling interests		56.3	68.7
Total equity		$6,233.2	$6,649.6
Commitments and contingencies	Note 14
Subsequent events	Note 10
Total liabilities and equity		$10,539.5	$10,428.1

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,285,406,778	1,244,332,772

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021

Revenue
Metal sales		$856.5	$582.4	$2,378.9	$1,984.7

Cost of sales
Production cost of sales		465.3	289.8	1,279.2	914.0
Depreciation, depletion and amortization		185.1	173.2	532.1	530.3
Total cost of sales		650.4	463.0	1,811.3	1,444.3
Gross profit		206.1	119.4	567.6	540.4
Other operating expense		12.2	92.3	83.7	181.7
Exploration and business development		42.3	24.4	105.6	63.4
General and administrative		40.3	26.4	100.5	85.5
Operating earnings (loss)		111.3	(23.7)	277.8	209.8
Other income (expense) - net	Note 6	5.6	3.3	(0.4)	(8.7)
Finance income		6.5	1.2	10.7	4.1
Finance expense	Note 6	(23.3)	(18.5)	(68.0)	(56.0)
Earnings (loss) from continuing operations before tax		100.1	(37.7)	220.1	149.2
Income tax expense - net		(34.5)	(35.4)	(82.7)	(113.6)
Earnings (loss) from continuing operations after tax		65.6	(73.1)	137.4	35.6
Earnings (loss) from discontinued operations after tax	Note 5	(0.8)	27.2	(636.3)	186.1
Net earnings (loss)		$64.8	$(45.9)	$(498.9)	$221.7
Net earnings (loss) from continuing operations attributable to:
Non-controlling interests		$(0.3)	$(0.2)	$(0.5)	$(0.7)
Common shareholders		$65.9	$(72.9)	$137.9	$36.3
Net earnings (loss) from discontinued operations attributable to:
Non-controlling interests		$0.2	$(0.8)	$0.8	$(1.5)
Common shareholders		$(1.0)	$28.0	$(637.1)	$187.6
Net earnings (loss) attributable to:
Non-controlling interests		$(0.1)	$(1.0)	$0.3	$(2.2)
Common shareholders		$64.9	$(44.9)	$(499.2)	$223.9
Earnings (loss) per share from continuing operations attributable to common shareholders
Basic		$0.05	$(0.06)	$0.11	$0.03
Diluted		$0.05	$(0.06)	$0.11	$0.03

Earnings (loss) per share from discontinued operations attributable to common shareholders
Basic		$-	$0.02	$(0.49)	$0.15
Diluted		$-	$0.02	$(0.49)	$0.15

Earnings (loss) per share attributable to common shareholders
Basic		$0.05	$(0.04)	$(0.39)	$0.18
Diluted		$0.05	$(0.04)	$(0.39)	$0.18

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021

Net earnings (loss)		$64.8	$(45.9)	$(498.9)	$221.7

Other comprehensive income (loss), net of tax(a):	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(b)		(23.7)	(21.3)	(39.8)	(29.9)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(c)		(12.9)	(1.1)	5.3	36.9
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(d)		(8.5)	(4.0)	(15.9)	(8.2)
		(45.1)	(26.4)	(50.4)	(1.2)
Total comprehensive income (loss)		$19.7	$(72.3)	$(549.3)	$220.5

Comprehensive income (loss) from continuing operations		$20.5	$(99.5)	$87.0	$34.4
Comprehensive income (loss) from discontinued operations	Note 5	(0.8)	27.2	(636.3)	186.1
Total comprehensive income (loss)		$19.7	$(72.3)	$(549.3)	$220.5

Attributable to non-controlling interests		$(0.1)	$(1.0)	$0.3	$(2.2)
Attributable to common shareholders		$19.8	$(71.3)	$(549.6)	$222.7

(a)
As at March 31, 2022, hedge accounting has been discontinued for all Russian rouble collar contracts. The related balance in AOCI of $13.8 million, net of tax recovery of $5.0 million was reclassified to loss (earnings) from discontinued operations after tax.

(b)	Net of tax expense of $nil, 3 months; $nil, 9 months (2021 - $nil, 3 months; $nil, 9 months).
(c)	Net of tax (recovery) expense of $(4.0) million, 3 months; $2.4 million, 9 months (2021 - $(1.4) million, 3 months; $11.6 million, 9 months).
(d)	Net of tax recovery of $(2.8) million, 3 months; $(4.7) million, 9 months (2021 - $(1.1) million, 3 months; $(2.0) million, 9 months).
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) from continuing operations after tax		$65.6	$(73.1)	$137.4	$35.6
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization		185.1	173.2	532.1	530.3
Share-based compensation expense		1.4	2.4	7.4	8.4
Finance expense		23.3	18.5	68.0	56.0
Deferred tax expense		5.5	8.2	3.4	4.5
Foreign exchange (gains) losses and other		(1.5)	12.1	8.2	36.9
Reclamation (recovery) expense	Note 9	(20.0)	-	3.9	-
Changes in operating assets and liabilities:
Accounts receivable and other assets		(15.6)	(11.3)	47.0	(2.0)
Inventories		(70.0)	(11.6)	(222.4)	(71.2)
Accounts payable and accrued liabilities		12.9	32.6	64.0	81.3
Cash flow provided from operating activities		186.7	151.0	649.0	679.8
Income taxes paid		(13.5)	(10.7)	(120.8)	(132.7)
Net cash flow of continuing operations provided from operating activities		173.2	140.3	528.2	547.1
Net cash flow of discontinued operations (used in) provided from operating activities	Note 5	(1.6)	129.6	47.6	390.8
Investing:
Additions to property, plant and equipment		(197.3)	(203.8)	(447.4)	(566.0)
Interest paid capitalized to property, plant and equipment	Note 8	(20.5)	(13.0)	(36.7)	(43.2)
Acquisitions net of cash acquired	Note 5	-	-	(1,027.5)	-
Net additions to long-term investments and other assets		(9.5)	(12.4)	(43.6)	(28.9)
(Increase) decrease in restricted cash - net		(1.2)	0.5	(2.3)	-
Interest received and other - net		2.0	(2.4)	6.7	(1.4)
Net cash flow of continuing operations used in investing activities		(226.5)	(231.1)	(1,550.8)	(639.5)
Net cash flow of discontinued operations provided from (used in) investing activities	Note 5	43.3	(27.9)	296.2	(215.1)
Financing:
Proceeds from drawdown of debt	Note 8	100.0	-	1,197.6	-
Repayment of debt	Note 8	(200.0)	-	(320.0)	(500.0)
Interest paid	Note 8	(26.2)	(20.0)	(51.8)	(46.9)
Payment of lease liabilities		(6.0)	(8.5)	(17.1)	(24.1)
Dividends paid to common shareholders	Note 10	(39.0)	(37.8)	(116.9)	(113.5)
Repurchase and cancellation of shares	Note 10	(60.2)	(31.8)	(60.2)	(31.8)
Other - net		(4.9)	(1.0)	3.9	7.9
Net cash flow of continuing operations (used in) provided from financing activities		(236.3)	(99.1)	635.5	(708.4)
Net cash flow of discontinued operations used in financing activities	Note 5	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations		(1.0)	(0.5)	(1.4)	(0.5)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations		(0.3)	(0.8)	1.6	0.8
Decrease in cash and cash equivalents		(249.2)	(89.5)	(43.1)	(624.8)
Cash and cash equivalents, beginning of period		719.1	675.6	531.5	1,210.9
Cash and cash equivalents of assets held for sale, beginning of period		18.5	-	-	-
Cash and cash equivalents, end of period		$488.4	$586.1	$488.4	$586.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021

Common share capital
Balance at the beginning of the period		$4,732.5	$4,490.5	$4,427.7	$4,473.7
Common shares issued on acquisition of Great Bear	Note 5	-	-	271.6	-
Transfer from contributed surplus on exercise of restricted shares		0.1	-	7.4	7.8
Repurchase and cancellation of shares	Note 10	(53.4)	(18.8)	(53.4)	(18.8)
Options exercised, including cash		0.4	0.1	26.3	9.1
Balance at the end of the period		$4,679.6	$4,471.8	$4,679.6	$4,471.8

Contributed surplus
Balance at the beginning of the period		$10,681.6	$10,697.2	$10,664.4	$10,709.0
Share options issued on acquisition of Great Bear	Note 5	-	-	39.5	-
Contingent value rights issued on acquisition of Great Bear	Note 5	-	-	4.7	-
Repurchase and cancellation of shares	Note 10	(6.8)	(13.0)	(6.8)	(13.0)
Share-based compensation		1.4	2.4	7.4	8.4
Transfer of fair value of exercised options and restricted shares		(0.4)	(0.4)	(33.4)	(18.2)
Other		(0.8)	-	(0.8)
Balance at the end of the period		$10,675.0	$10,686.2	$10,675.0	$10,686.2

Accumulated deficit
Balance at the beginning of the period		$(9,134.4)	$(8,369.4)	$(8,492.4)	$(8,562.5)
Dividends paid	Note 10	(39.0)	(37.8)	(116.9)	(113.5)
Net earnings (loss) attributable to common shareholders		64.9	(44.9)	(499.2)	223.9
Balance at the end of the period		$(9,108.5)	$(8,452.1)	$(9,108.5)	$(8,452.1)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$(24.1)	$1.5	$(18.8)	$(23.7)
Other comprehensive income (loss), net of tax		(45.1)	(26.4)	(50.4)	(1.2)
Balance at the end of the period		$(69.2)	$(24.9)	$(69.2)	$(24.9)
Total accumulated deficit and accumulated other comprehensive loss		$(9,177.7)	$(8,477.0)	$(9,177.7)	$(8,477.0)

Total common shareholders' equity		$6,176.9	$6,681.0	$6,176.9	$6,681.0

Non-controlling interests
Balance at the beginning of the period		$70.6	$67.8	$68.7	$66.5
Net earnings (loss) attributable to non-controlling interests		(0.1)	(1.0)	0.3	(2.2)
Divestiture of Chirano discontinued operations		(23.3)	-	(23.3)	-
Funding from non-controlling interest and other		9.1	1.4	10.6	3.9
Balance at the end of the period		$56.3	$68.2	$56.3	$68.2

Total equity		$6,233.2	$6,749.2	$6,233.2	$6,749.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended September 30, 2022 were authorized for issue in accordance with a resolution of the board of directors on November 9, 2022.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2021, except for the adoption of amendments to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) as described in Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2021 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2022, the Company adopted amendments to IAS 16 which requires proceeds from selling items before the related item of property, plant and equipment is available for use to be recognized in profit or loss, together with the costs of producing those items. These amendments are being applied to the La Coipa mine restart. The adoption of these amendments did not have a material impact on the Company’s financial statements and related note disclosures.

On January 1, 2022, the Company adopted amendments to IAS 37 which clarified what costs an entity considers in assessing whether a contract is onerous. The adoption of these amendments did not have a material impact on the Company’s financial statements and related note disclosures.

On May 7, 2021, the IASB issued amendments to IAS 12 “Income Taxes” to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The amendments are not expected to have a significant impact on the financial statements as the Company already recognizes deferred tax as applicable per the amendments.

4.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

5.	ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS

i.	Acquisition of Great Bear Resources Ltd.

On February 24, 2022, the Company completed the acquisition of Great Bear Resources Ltd. (“Great Bear”) through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Great Bear. Consideration for the acquisition included an up-front cash payment, the issuance of 49.3 million Kinross common shares and 9.9 million Kinross share options, and contingent consideration in the form of 59.3 million contingent value rights (“CVR”). Each CVR entitles the holder to acquire 0.1330 of a Kinross share upon Kinross’ public announcement of commercial production at the Great Bear project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.
The acquisition was accounted for as an asset acquisition, with total consideration paid of $1,391.9 million, determined as follows:
Purchase price
Cash consideration	$1,061.5
Common shares issued (49.3 million)(a)	271.6
Fair value of options issued (9.9 million)(b)	39.5
Fair value of contingent value rights issued (59.3 million)	4.7
Acquisition costs	14.6
Total purchase price	$1,391.9

(a)	Common shares issued were valued at the closing share price on February 23, 2022 of C$7.01. See Note 10.
(b)	Fair value of stock options was determined using the Black-Scholes option pricing model. See Note 11i.

The purchase price was allocated as follows:
Purchase price allocation
Mineral interests - pre-development properties	$1,367.8
Land, plant and equipment	0.6
Total property, plant and equipment	1,368.4
Net working capital	23.5
Total purchase price	$1,391.9

ii.	Divestiture of Russian Discontinued Operations

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million is receivable on the one-year anniversary of closing. The Company’s Russian operations are classified as discontinued operations.
In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the nine months ended September 30, 2022. The deferred payment consideration was recorded at fair value at a discount rate of 20%.

Earnings (loss) from Russian Discontinued Operations

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Results of discontinued operations
Revenue	$-	$217.7	$213.8	$655.0
Expenses(a)	-	113.3	794.8	341.7
Earnings (loss) before tax	-	104.4	(581.0)	313.3
Income tax expense - net	-	(72.4)	(61.2)	(115.9)
Earnings (loss) and other comprehensive income (loss) from discontinued operations after tax	$-	$32.0	$(642.2)	$197.4

(a)
Includes an impairment charge of $671.0 million, a loss on disposition of $80.9 million, as well as $18.8 million for the reclassification of AOCI to earnings (loss) from discontinued operations on the discontinuation of hedge accounting for Russian rouble collar contracts recognized during the nine months ended September 30, 2022.

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Cash flows from Russian Discontinued Operations

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Cash flows of discontinued operations:
Net cash flow (used in) provided from operating activities	$-	$119.5	$36.8	$351.0
Net cash flow provided from (used) in investing activities(a)	-	(17.8)	263.5	(183.7)
Net cash flow used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents	-	(0.8)	2.3	0.8
Net cash flow of discontinued operations	$-	$100.9	$302.6	$168.1

(a)
Net cash flows provided from investing activities for the nine months ended September 30, 2022 includes proceeds received on completion of the sale of the Company’s Russian operations of $300.0 million, net of cash disposed. Net cash flows used in investing activities for the nine months ended September 30, 2021 includes $141.5 million paid to settle the deferred payment obligation related to the acquisition of the Chulbatkan license.

iii.	Divestiture of Chirano Discontinued Operations

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation (“Asante”) for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and expects to receive $55.0 million in cash on the six-month anniversary of closing, and $36.9 million in cash on each of the one-year and two-year anniversaries of closing. The Company’s Chirano operations are classified as discontinued operations.
In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the three months ended September 30, 2022. The Asante shares received were recorded at fair value based on the quoted market price on the closing date, and the deferred payment consideration was recorded at fair value based on a discount rate of 10%.

Earnings (loss) from Chirano Discontinued Operations

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Results of discontinued operations
Revenue	$26.4	$62.4	$162.3	$210.2
Expenses(a)	24.7	70.2	144.6	226.1
Earnings (loss) before tax	1.7	(7.8)	17.7	(15.9)
Income tax (expense) recovery - net	(2.5)	3.0	(11.8)	4.6
Earnings (loss) and other comprehensive income (loss) from discontinued operations after tax	$(0.8)	$(4.8)	$5.9	$(11.3)

(a)	Includes a gain on disposition of $0.5 million recognized during the three and nine months ended September 30, 2022.

Cash flows from Chirano Discontinued Operations

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Cash flows of discontinued operations:
Net cash flow provided from operating activities	$(1.6)	$10.1	$10.8	$39.8
Net cash flow provided from (used) in investing activities(a)	43.3	(10.1)	32.7	(31.4)
Net cash flow used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents	(0.3)	-	(0.7)	-
Net cash flow of discontinued operations	$41.4	$-	$42.8	$8.4

(a)
Net cash flows provided from investing activities for the three and nine months ended September 30, 2022 includes proceeds on completion of the sale of the Company’s Chirano operations of $60.0 million.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	September 30,	December 31,
	2022	2021
Cash	$321.7	$386.8
Short-term deposits	166.7	144.7
	$488.4	$531.5

ii.	Restricted cash:

	September 30,	December 31,
	2022	2021
Restricted cash(a)	$8.2	$11.4

(a)
Includes loan escrow judicial deposits, environmental indemnity deposits, and $1.4 million related to the Tasiast loan. See Note 8iii for details of the Tasiast loan and cash restricted for future loan payments as at September 30, 2022.

iii.	Accounts receivable and other assets:

	September 30,	December 31,
	2022	2021
Prepaid expenses	$29.0	$31.9
VAT receivable	86.2	79.5
Deposits	8.1	16.6
Deferred payment consideration(a)	122.0	-
Other(b)	46.9	86.5
	$292.2	$214.5

(a)
At September 30, 2022, Deferred payment consideration includes $34.9 million and $87.1 million related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Russian and Chirano operations, respectively. See Note 5ii and 5iii.

(b)	At December 31, 2021, Other includes $61.5 million related to initial insurance recoveries for the Tasiast mill fire, which were received during the nine months ended September 30, 2022.

iv.	Inventories:

	September 30,	December 31,
	2022	2021
Ore in stockpiles(a)	$315.4	$250.7
Ore on leach pads(b)	762.1	589.1
In-process	60.7	111.4
Finished metal	90.0	64.0
Materials and supplies	289.0	459.9
	1,517.2	1,475.1
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(425.1)	(323.8)
	$1,092.1	$1,151.3

(a)	Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 6vii.
(b)
Ore on leach pads relates to the Company's Bald Mountain, Fort Knox and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2024, Fort Knox in 2028 and Round Mountain in 2029. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 6vii.

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2022	$10,524.5	$10,560.6	$517.3	$21,602.4
Additions	276.9	177.5	7.1	461.5
Acquisitions(d)	0.6	-	1,367.8	1,368.4
Capitalized interest	13.0	11.9	17.1	42.0
Disposals(e)	(1,473.1)	(2,824.4)	(356.0)	(4,653.5)
Transfers(f)	-	161.8	(161.8)	-
Change in reclamation and remediation obligations	-	(73.8)	-	(73.8)
Other	9.7	3.4	(1.3)	11.8
Balance at September 30, 2022	9,351.6	8,017.0	1,390.2	18,758.8

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2022	$(6,886.3)	$(7,098.4)	$-	$(13,984.7)
Depreciation, depletion and amortization	(350.4)	(289.8)	-	(640.2)
Disposals(e)	1,315.0	2,411.4	-	3,726.4
Balance at September 30, 2022	(5,921.7)	(4,976.8)	-	(10,898.5)

Net book value	$3,429.9	$3,040.2	$1,390.2	$7,860.3

Amount included above as at September 30, 2022:
Assets under construction	$492.2	$401.3	$-	$893.5
Assets not being depreciated(g)	$741.8	$819.5	$1,390.2	$2,951.5

(a)
Additions include $2.3 million of right-of-use (“ROU”) assets for lease arrangements entered into during the nine months ended September 30, 2022. Depreciation, depletion and amortization includes depreciation for ROU assets of $16.4 million during the nine months ended September 30, 2022. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $40.4 million as at September 30, 2022.

(b)	At September 30, 2022, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, Lobo-Marte and the Manh Choh project.
(c)	At September 30, 2022, the significant pre-development properties include the Great Bear project.
(d)	On February 24, 2022, the Company acquired Great Bear. See Note 5i. Land, plant and equipment acquired included $0.3 million of ROU assets.
(e)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations (see Note 5ii) and on August 10, 2022, the Company announced that it had completed the sale of its Chirano operations (see Note 5iii).

(f)
As at September 30, 2022, the Manh Choh project was transferred from pre-development properties to development and operating properties upon demonstration of technical feasibility and commercial viability.

(g)
Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2021	$10,190.0	$10,136.2	$465.3	$20,791.5
Additions	501.2	434.5	46.8	982.5
Capitalized interest	25.0	19.8	3.5	48.3
Disposals	(59.6)	-	-	(59.6)
Derecognition(d)	(134.4)	(14.1)	-	(148.5)
Change in reclamation and remediation obligations	-	(17.8)	0.1	(17.7)
Other	2.3	2.0	1.6	5.9
Balance at December 31, 2021	10,524.5	10,560.6	517.3	21,602.4

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2021	$(6,471.3)	$(6,666.7)	$-	$(13,138.0)
Depreciation, depletion and amortization	(556.2)	(437.7)	-	(993.9)
Derecognition(d)	90.8	8.4	-	99.2
Disposals	48.8	-	-	48.8
Other	1.6	(2.4)	-	(0.8)
Balance at December 31, 2021	(6,886.3)	(7,098.4)	-	(13,984.7)

Net book value	$3,638.2	$3,462.2	$517.3	$7,617.7

Amount included above as at December 31, 2021:
Assets under construction	$399.9	$326.5	$65.2	$791.6
Assets not being depreciated(e)	$646.5	$661.0	$517.3	$1,824.8

(a)
Additions includes $10.2 million of ROU assets for lease arrangements entered into during the year ended December 31, 2021. Depreciation, depletion and amortization includes depreciation for ROU assets of $32.2 million during the year ended December 31, 2021. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $54.2 million as at December 31, 2021.

(b)	At December 31, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.
(c)	At December 31, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project.
(d)	During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain.
(e)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Great Bear, Tasiast and La Coipa and had an annualized weighted average borrowing rate of 4.49% for the nine months ended September 30, 2022 (nine months ended September 30, 2021 - 5.79%).

At September 30, 2022, $1,461.7 million of E&E assets were included in mineral interests (December 31, 2021 - $603.6 million). During the nine months ended September 30, 2022, the Company had additions of $1,367.8 million related to the acquisition of Great Bear (see Note 5i), and transferred $161.8 million to capitalized development related to the Manh Choh project.

During the three and nine months ended September 30, 2022, $11.2 million and $30.2 million, respectively of E&E costs (three and nine months ended September 30, 2021 - $9.6 million and $28.8 million, respectively), were capitalized and included in investing cash flows. During the three and nine months ended September 30, 2022, $26.6 million and $62.9 million, respectively of E&E costs (three and nine months ended September 30, 2021 - $9.2 million and $25.3 million, respectively), were expensed and included in operating cash flows.

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

vi.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	September 30, 2022		December 31, 2021
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$8.4	$1.4	$12.4	$0.7
Investments in an accumulated loss position	90.6	(90.2)	85.8	(49.3)
Net realized gains	-	3.3	-	2.9
	$99.0	$(85.5)	$98.2	$(45.7)

(a)	See Note 6x for details of changes in fair values recognized in other comprehensive income during the nine months ended September 30, 2022 and year ended December 31, 2021.

vii.	Other long-term assets:

	September 30,	December 31,
	2022	2021
Long-term portion of ore in stockpiles and ore on leach pads(a)	$425.1	$323.8
Deferred charges, net of amortization	7.1	7.3
Long-term receivables	88.8	110.8
Advances for the purchase of capital equipment	36.1	45.8
Restricted cash(b)	25.0	25.0
Unrealized fair value of derivative assets(c)	5.4	15.1
Investment in joint venture	6.5	7.1
Other(d)	72.1	63.1
	$666.1	$598.0

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at September 30, 2022, long-term ore in stockpiles was at the Company’s Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.

(b)	See Note 8iii for details of the Tasiast loan and cash restricted for future loan payments as at September 30, 2022.
(c)	See Note 7 for details of the non-current portion of unrealized fair value of derivative assets.
(d)	At September 30, 2022, Other includes $30.9 million related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Chirano operations. See Note 5iii.

viii.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2022	2021
Trade payables	$117.5	$87.8
Accrued liabilities	265.9	270.5
Employee related accrued liabilities	112.2	134.4
	$495.6	$492.7

ix.	Other current liabilities:

	September 30,	December 31,
	2022	2021
Current portion of lease liabilities	$15.3	$19.7
Current portion of unrealized fair value of derivative liabilities(a)	3.8	4.0
	$19.1	$23.7
(a)	See Note 7 for details of the current portion of unrealized fair value of derivative liabilities.

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

x.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2020	$(25.9)	$2.2	$(23.7)
Other comprehensive income (loss) before tax	(19.8)	33.6	13.8
Tax	-	(8.9)	(8.9)
Balance at December 31, 2021	$(45.7)	$26.9	$(18.8)
Other comprehensive income (loss) before tax	(39.8)	(12.9)	(52.7)
Tax	-	2.3	2.3
Balance at September 30, 2022	$(85.5)	$16.3	$(69.2)

Interim Condensed Consolidated Statements of Operations

xi.	Other income (expense) – net:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net losses on dispositions of assets	$(2.3)	$(2.3)	$(2.2)	$(10.8)
Foreign exchange gains (losses) - net	5.9	5.6	0.1	(1.5)
Other - net	2.0	-	1.7	3.6
	$5.6	$3.3	$(0.4)	$(8.7)

xii.	Finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Accretion of reclamation and remediation obligations	$(7.1)	$(2.7)	$(17.3)	$(8.1)
Interest expense, including accretion of debt and lease liabilities(a),(b)	(16.2)	(15.8)	(50.7)	(47.9)
	$(23.3)	$(18.5)	$(68.0)	$(56.0)

(a)
During the three and nine months ended September 30, 2022, $18.0 million and $42.0 million, respectively, of interest was capitalized to property, plant and equipment (three and nine months ended September 30, 2021 - $8.3 million and $35.9 million, respectively). See Note 6v.

(b)
During the three and nine months ended September 30, 2022, accretion of lease liabilities was $0.6 million and $2.0 million, respectively (three and nine months ended September 30, 2021 - $1.0 million and $3.0 million, respectively).

Total interest paid, including interest capitalized, during the three and nine months ended September 30, 2022 was $46.7 million and $88.5 million, respectively (three and nine months ended September 30, 2021 - $33.0 million and $90.1 million, respectively).

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2022 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$99.0	$-	$-	$99.0
Derivative contracts:
Foreign currency forward and collar contracts	-	0.6	-	0.6
Energy swap contracts	-	25.8	-	25.8
Total return swap contracts	-	0.8	-	0.8
	$99.0	$27.2	$-	$126.2

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:
Equity investments at FVOCI
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.
The following table summarizes information about derivative contracts outstanding at September 30, 2022 and December 31, 2021:
	September 30, 2022		December 31, 2021
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts(a)	$0.6	$(3.1)	$(4.5)	$(3.5)

Commodity contracts
Energy swap contracts(b)	25.8	19.4	40.4	30.4

Other contracts
Total return swap contracts	0.8	-	1.7	-

Total all contracts	$27.2	$16.3	$37.6	$26.9

Unrealized fair value of derivative assets
Current	$26.7		$30.0
Non-current	5.4		15.1
	$32.1		$45.1
Unrealized fair value of derivative liabilities
Current	$(3.8)		$(4.0)
Non-current	(1.1)		(3.5)
	$(4.9)		$(7.5)
Total net fair value	$27.2		$37.6

(a)	Of the total amount recorded in AOCI at September 30, 2022, $(3.0) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI at September 30, 2022, $16.4 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 8.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			September 30, 2022				December 31, 2021
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)
Senior notes	(i)	4.50%-6.875%	$1,248.4	$(5.4)	$1,243.0	$1,207.5	$1,241.9	$1,432.7
Revolving credit facility	(ii)	SOFR plus 1.45%	100.0	-	100.0	100.0	200.0	200.0
Term loan	(ii)	SOFR plus 1.25%	1,000.0	(1.9)	998.1	1,000.0	-	-
Tasiast loan	(iii)	LIBOR plus 4.38%	180.0	(9.5)	170.5	180.0	188.0	200.0
Total long-term and current debt			$2,528.4	$(16.8)	$2,511.6	$2,487.5	$1,629.9	$1,832.7
Less: current portion			(40.0)	-	(40.0)	-	(40.0)	-
Long-term debt and credit facility			$2,488.4	$(16.8)	$2,471.6	$2,487.5	$1,589.9	$1,832.7

(a)	Includes transaction costs on senior notes, term loan and Tasiast loan financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7(b).

(i)	Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
(ii)	Revolving credit facility and term loan

As at September 30, 2022, the Company had utilized $106.7 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.7 million was used for letters of credit.
On August 4, 2022, the Company amended its $1,500.0 million revolving credit facility to extend the maturity by one year to August 4, 2027.
During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the Great Bear acquisition. On March 7, 2022, the Company completed a new term loan for $1,000.0 million. The Company used the proceeds to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.
The Company repaid $100.0 million of the outstanding balance on the revolving credit facility in the second quarter of 2022. During the third quarter of 2022, an additional $200.0 million was repaid and subsequently, $100.0 million was drawn.
Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at September 30, 2022, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at September 30, 2022.
(iii)	Tasiast loan

The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in June and December for the term of the loan.

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

As at September 30, 2022, the Company held $26.4 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in current and other long-term assets. See Note 6ii and 6vii.
(iv)	Other

The Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2024, effective July 1, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at September 30, 2022, $231.2 million (December 31, 2021 - $232.3 million) was utilized under this facility.
In addition, at September 30, 2022, the Company had $197.1 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.85%.
As at September 30, 2022, $317.7 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.
(v)	Changes in liabilities arising from financing activities

	Total long-term and current debt	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2022	$1,629.9	$54.8	$25.3	$1,710.0
Changes from financing cash flows
Debt issued	1,197.6	-	-	1,197.6
Debt repayments	(320.0)	-	-	(320.0)
Interest paid	-	-	(51.8)	(51.8)
Payment of lease liabilities	-	(17.1)	-	(17.1)
	2,507.5	37.7	(26.5)	2,518.7
Other changes
Interest expense and accretion	$-	$2.0	$48.7	50.7
Capitalized interest	-	-	42.0	42.0
Capitalized interest paid	-	-	(36.7)	(36.7)
Additions of lease liabilities	-	2.8	-	2.8
Other	4.1	(1.7)	(12.8)	(10.4)
	4.1	3.1	41.2	48.4
Balance as at September 30, 2022	$2,511.6	$40.8	$14.7	$2,567.1

(a)	Included in Accounts payable and accrued liabilities.

	Total long-term and current debt	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2021	$1,923.9	$74.7	$33.7	$2,032.3
Changes from financing cash flows
Debt issued	200.0	-	-	200.0
Debt repayments	(500.0)	-	-	(500.0)
Interest paid	-	-	(46.9)	(46.9)
Payment of lease liabilities	-	(33.8)	-	(33.8)
	1,623.9	40.9	(13.2)	1,651.6
Other changes
Interest expense and accretion	$-	$3.8	$67.7	$71.5
Capitalized interest	-	-	48.3	48.3
Capitalized interest paid	-	-	(51.1)	(51.1)
Additions of lease liabilities	-	10.2	-	10.2
Other	6.0	(0.1)	(26.4)	(20.5)
	6.0	13.9	38.5	58.4
Balance as at December 31, 2021	$1,629.9	$54.8	$25.3	$1,710.0

(a)	Included in Accounts payable and accrued liabilities.

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2022	$867.0	$70.9	$937.9
Additions	4.4	4.5	8.9
Reductions	(78.2)	(51.6)	(129.8)
Reclamation spending	(13.1)	-	(13.1)
Accretion	17.3	-	17.3
Reclamation expense	3.9	-	3.9
Disposals(a)	(110.0)	(1.2)	(111.2)
Balance at September 30, 2022	$691.3	$22.6	$713.9

Current portion	35.5	0.3	35.8
Non-current portion	655.8	22.3	678.1
	$691.3	$22.6	$713.9

(a)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations (see Note 5ii), and on August 10, 2022, the Company announced that it had completed the sale of its Chirano operations (see Note 5iii).

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.
Included in other operating expense for the nine months ended September 30, 2022 is a $3.9 million expense (nine months ended September 30, 2021 - $nil) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations of certain properties. The majority of the expenditures are expected to occur between 2022 and 2044. The discount rates used in estimating the site restoration cost obligation were between 3.8% and 8.6% as at September 30, 2022 (December 31, 2021 – 1.3% and 10.3%), and the inflation rates used were between 2.0% and 11.6% as at September 30, 2022 (December 31, 2021 – 2.3% and 5.3%).
Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at September 30, 2022, letters of credit totaling $395.1 million (December 31, 2021 - $384.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at September 30, 2022, $316.9 million (December 31, 2021 - $307.4 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the nine months ended September 30, 2022 and year ended December 31, 2021 is as follows:
	Nine months ended September 30, 2022		Year ended December 31, 2021
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,244,333	$4,427.7	1,258,320	$4,473.7
Issued on acquisition of Great Bear	49,268	271.6	-	-
Issued under share option and restricted share plans	6,464	33.7	3,621	16.9
Repurchase and cancellation of shares (i)	(14,658)	(53.4)	(17,608)	(62.9)
Total common share capital	1,285,407	$4,679.6	1,244,333	$4,427.7

i.	Repurchase and cancellation of common shares

On July 28, 2022, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (“NCIB”) program. Under the program, the Company is authorized to purchase up to 65,002,277 of its common shares during the period starting on August 3, 2022 and ending on August 2, 2023. Subsequently, on September 29, 2022, the Company announced that the TSX accepted the notice filed by the Company to amend its NCIB program. The amendment increased the maximum number of common shares that may be repurchased to 114,047,070 of its common shares, effective as of October 4, 2022 through August 2, 2023.
During the nine months ended September 30, 2022, the Company repurchased 17,491,830 common shares for $60.2 million at an average price of $3.44 per share as part of its authorized NCIB program. Of the shares repurchased, 14,657,926 shares were cancelled and the remaining 2,833,904 were held in treasury as of September 30, 2022. The book value of the cancelled shares was $53.4 million and was treated as a reduction to common share capital. Subsequent to September 30, 2022, the Company had repurchased 33,047,217 common shares for $121.9 million and cancelled 29,419,966 common shares, including the shares held in treasury at September 30, 2022.
During the year ended December 31, 2021, the Company repurchased 17,608,678 common shares for $100.2 million at an average price of $5.69 per share as part of its authorized NCIB program. The book value of the cancelled shares was $62.9 million and was treated as a reduction to common share capital.
The portion of the consideration paid for repurchased shares in excess of their book value is treated as a reduction to contributed surplus.
ii.	Dividends on common shares

The following summarizes dividends declared and paid during the nine months ended September 30, 2022 and 2021:

	Per share	Total amount paid
Dividends declared and paid during the period:
Three months ended March 31, 2022	$0.03	$38.9
Three months ended June 30, 2022	0.03	39.0
Three months ended September 30, 2022	0.03	39.0
Total		$116.9
Dividends declared and paid during the period:
Three months ended March 31, 2021	$0.03	$37.8
Three months ended June 30, 2021	0.03	37.9
Three months ended September 30, 2021	0.03	37.8
Total		$113.5

There were no dividends declared but unpaid at September 30, 2022 and September 30, 2021.
On November 9, 2022, the Board of Directors declared a dividend of $0.03 per common share payable on December 15, 2022 to shareholders of record on December 1, 2022.

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2022:

	Nine months ended September 30, 2022
	Number of options (000's)	Weighted average exercise price (C$)
Outstanding at January 1, 2022	3,764	$4.47
Issued on acquisition of Great Bear(a)	9,880	1.93
Exercised	(5,680)	2.26
Expired	(38)	4.64
Outstanding at end of period	7,926	$2.89
Exercisable at end of period	7,926	$2.89

(a)	See Note 5i for details of the options issued on acquisition of Great Bear.

For the nine months ended September 30, 2022, the weighted average market share price at the date of exercise was C$7.08.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the nine months ended September 30, 2022:

Weighted average share price (C$)	$7.01
Expected dividend yield	2.8%
Expected volatility	36.3%
Risk-free interest rate	2.5%
Expected option life (in years)	1.0
Weighted average fair value per share option granted (C$)	$5.09
The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares. No options were granted during the nine months ended September 30, 2021.

ii.	Restricted share unit plans

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at September 30, 2022:

	Nine months ended September 30, 2022
	Number of units (000's)	Weighted average fair value (C$/unit)
Outstanding at January 1, 2022	5,293	$7.81
Granted	3,784	6.85
Reinvested	132	7.50
Redeemed	(2,442)	7.18
Forfeited	(994)	7.68
Outstanding at end of period	5,773	$7.46

As at September 30, 2022, the Company had recognized a liability of $6.6 million (December 31, 2021 - $10.6 million) in respect of its cash-settled RSUs.

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at September 30, 2022:

	Nine months ended September 30, 2022
	Number of units (000's)	Weighted average fair value (C$/unit)
Outstanding at January 1, 2022	3,781	$7.25
Granted	1,638	6.53
Reinvested	85	7.57
Redeemed	(1,304)	4.74
Forfeited	(547)	6.54
Outstanding at end of period	3,653	$7.94

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 246,268 and the weighted average fair value per unit at the date of issue was C$5.45 for the nine months ended September 30, 2022.

There were 1,543,150 DSUs outstanding, for which the Company had recognized a liability of $5.9 million as at September 30, 2022 (December 31, 2021 - $7.5 million).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and nine months ended September 30, 2022 was $0.6 million and $1.9 million, respectively (three and nine months ended September 30, 2021 - $0.7 million and $2.1 million, respectively).

12.	EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) from continuing operations attributable to common shareholders of Kinross for the three and nine months ended September 30, 2022 were $65.9 million and $137.9 million, respectively (three and nine months ended September 30, 2021 - $(72.9) million and $36.3 million, respectively).
The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings (loss) per share from continuing operations attributable to common shareholders for the following periods:
(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Basic weighted average shares outstanding:	1,299,849	1,261,196	1,287,984	1,260,567
Weighted average shares dilution adjustments:
Stock options(a)	2,956	-	3,900	2,149
Restricted share units	4,261	-	3,842	2,515
Restricted performance share units	5,606	-	5,194	3,940
Diluted weighted average shares outstanding	1,312,672	1,261,196	1,300,920	1,269,171

Weighted average shares dilution adjustments - exclusions(b):
Stock options(a)	2,230	1,603	-	-
Restricted share units	-	2,390	-	-
Restricted performance share units	-	3,862	-	-

(a)
Dilutive stock options were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2022, the average share prices used were $3.38 and $4.57, respectively (three and nine months ended September 30, 2021 - $5.97 and $6.76, respectively).

(b)	These adjustments were excluded as they are anti-dilutive.

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Basic and diluted net earnings (loss) from discontinued operations attributable to common shareholders of Kinross for the three and nine months ended September 30, 2022 were $(1.0) million and $(637.1) million, respectively (three and nine months ended September 30, 2021 - $28.0 million and $187.6 million, respectively).
The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings (loss) per share from discontinued operations attributable to common shareholders for the following periods:
(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Basic weighted average shares outstanding:	1,299,849	1,261,196	1,287,984	1,260,567
Weighted average shares dilution adjustments:
Stock options(a)	-	1,618	-	2,149
Restricted share units	-	2,441	-	2,515
Restricted performance share units	-	3,862	-	3,940
Diluted weighted average shares outstanding	1,299,849	1,269,117	1,287,984	1,269,171

Weighted average shares dilution adjustments - exclusions(b):
Stock options(a)	5,137	-	3,244	-
Restricted share units	2,340	-	2,015	-
Restricted performance share units	3,653	-	3,337	-

(a)
Dilutive stock options were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2022, the average share prices used were $3.38 and $4.57, respectively (three and nine months ended September 30, 2021 - $5.97 and $6.76, respectively).

(b)	These adjustments were excluded as they are anti-dilutive.

Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and nine months ended September 30, 2022 were $64.9 million and $(499.2) million, respectively (three and nine months ended September 30, 2021 - $(44.9) million and $223.9 million, respectively).
The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings (loss) per share attributable to common shareholders for the following periods:
(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Basic weighted average shares outstanding:	1,299,849	1,261,196	1,287,984	1,260,567
Weighted average shares dilution adjustments:
Stock options(a)	2,956	-	-	2,149
Restricted share units	4,261	-	-	2,515
Restricted performance share units	5,606	-	-	3,940
Diluted weighted average shares outstanding	1,312,672	1,261,196	1,287,984	1,269,171

Weighted average shares dilution adjustments - exclusions(b):
Stock options(a)	2,230	1,603	3,244	-
Restricted share units	-	2,390	2,015	-
Restricted performance share units	-	3,862	3,337	-

(a)
Dilutive stock options were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2022, the average share prices used were $3.38 and $4.57, respectively (three and nine months ended September 30, 2021 - $5.97 and $6.76, respectively).

(b)	These adjustments were excluded as they are anti-dilutive.

13.	SEGMENTED INFORMATION

Operating segments

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, and on August 10, 2022, the Company announced it had completed the sale of its Chirano operations. Accordingly, the Kupol segment, which includes the Kupol and Dvoinoye mines, and the Chirano segment are no longer considered reportable segments. The Company’s Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, and Chirano operations are considered discontinued operations. See Note 5ii and 5iii.

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KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The following tables set forth operating results by reportable segment for the following periods:
	Operating segments					Non-operating segments(a)
Three months ended September 30, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Great Bear(d)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$129.0	107.8	91.4	263.9	220.2	43.1	-	1.1	$856.5
Cost of sales
Production cost of sales	88.6	87.0	51.2	131.1	94.8	12.0	-	0.5	465.3
Depreciation, depletion and amortization	21.8	17.6	39.1	47.2	58.0	-	0.1	1.3	185.1
Total cost of sales	110.4	104.6	90.3	178.3	152.8	12.1	0.1	1.8	650.4
Gross profit (loss)	$18.6	3.2	1.1	85.6	67.4	31.0	(0.1)	(0.7)	$206.1
Other operating expense (income)	0.3	3.5	0.7	3.2	10.5	(13.9)	0.9	7.0	12.2
Exploration and business development	0.3	3.3	1.0	0.5	1.0	1.7	19.8	14.7	42.3
General and administrative	-	-	-	-	-	-	-	40.3	40.3
Operating earnings (loss)	$18.0	(3.6)	(0.6)	81.9	55.9	43.2	(20.8)	(62.7)	$111.3
Other income (expense) - net									5.6
Finance income									6.5
Finance expense									(23.3)
Earnings from continuing operations before tax									$100.1

	Operating segments					Non-operating segments(a)
Three months ended September 30, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$128.2	109.7	94.9	239.8	8.7	-	1.1	$582.4
Cost of sales
Production cost of sales	67.7	60.8	48.8	103.7	8.3	-	0.5	289.8
Depreciation, depletion and amortization	29.7	16.3	59.4	44.5	21.3	-	2.0	173.2
Total cost of sales	97.4	77.1	108.2	148.2	29.6	-	2.5	463.0
Gross profit (loss)	$30.8	32.6	(13.3)	91.6	(20.9)	-	(1.4)	$119.4
Other operating expense	-	16.2	0.3	2.0	48.7	1.8	23.3	92.3
Exploration and business development	1.4	2.3	2.6	0.2	1.0	0.2	16.7	24.4
General and administrative	-	-	-	-	-	-	26.4	26.4
Operating earnings (loss)	$29.4	14.1	(16.2)	89.4	(70.6)	(2.0)	(67.8)	$(23.7)
Other income (expense) - net								3.3
Finance income								1.2
Finance expense								(18.5)
Loss from continuing operations before tax								$(37.7)

	Operating segments					Non-operating segments(a)
Nine months ended September 30, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Great Bear(d)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$372.5	291.4	270.2	703.6	680.8	56.2	-	4.2	$2,378.9
Cost of sales
Production cost of sales	248.6	214.1	146.0	367.3	283.9	17.8	-	1.5	1,279.2
Depreciation, depletion and amortization	68.8	41.4	112.6	132.8	171.5	-	0.1	4.9	532.1
Total cost of sales	317.4	255.5	258.6	500.1	455.4	17.8	0.1	6.4	1,811.3
Gross profit (loss)	$55.1	35.9	11.6	203.5	225.4	38.4	(0.1)	(2.2)	$567.6
Other operating expense (income)	0.5	5.2	1.5	5.1	35.3	(21.5)	0.9	56.7	83.7
Exploration and business development	3.2	5.4	3.6	1.0	3.4	2.4	39.9	46.7	105.6
General and administrative	-	-	-	-	-	-	-	100.5	100.5
Operating earnings (loss)	$51.4	25.3	6.5	197.4	186.7	57.5	(40.9)	(206.1)	$277.8
Other income (expense) - net									(0.4)
Finance income									10.7
Finance expense									(68.0)
Earnings from continuing operations before tax									$220.1

	Operating segments					Non-operating segments(a)
Nine months ended September 30, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$339.7	372.1	255.7	725.6	288.1	-	3.5	$1,984.7
Cost of sales
Production cost of sales	193.1	184.1	127.4	295.2	112.8	-	1.4	914.0
Depreciation, depletion and amortization	78.9	50.7	138.7	132.9	123.8	-	5.3	530.3
Total cost of sales	272.0	234.8	266.1	428.1	236.6	-	6.7	1,444.3
Gross profit (loss)	$67.7	137.3	(10.4)	297.5	51.5	-	(3.2)	$540.4
Other operating expense	0.5	43.2	1.5	7.7	75.4	4.5	48.9	181.7
Exploration and business development	1.9	3.7	5.9	0.6	2.1	1.3	47.9	63.4
General and administrative	-	-	-	-	-	-	85.5	85.5
Operating earnings (loss)	$65.3	90.4	(17.8)	289.2	(26.0)	(5.8)	(185.5)	$209.8
Other income (expense) - net								(8.7)
Finance income								4.1
Finance expense								(56.0)
Earnings from continuing operations before tax								$149.2

22

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments					Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Great Bear(d)	Corporate and other(b)	Discontinued operations(g)	Total
Property, plant and equipment at:
September 30, 2022	$380.1	787.8	313.1	1,622.4	2,270.1	475.5	1,384.4	626.9	-	$7,860.3

Total assets at:
September 30, 2022	$795.7	1,122.4	527.9	1,984.6	2,910.3	577.6	1,383.7	1,237.3	-	$10,539.5

Capital expenditures for three months ended September 30, 2022(f)	$34.8	27.4	32.7	35.5	45.6	37.9	7.6	12.7	2.7	$236.9

Capital expenditures for nine months ended September 30, 2022(f)	$50.9	66.0	58.1	89.3	78.0	118.2	16.4	24.0	36.4	$537.3

	Operating segments					Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa(e)	Corporate and other(b)	Discontinued operations(g)	Total
Property, plant and equipment at:
December 31, 2021	$429.5	829.3	392.4	1,665.2	2,406.4	364.7	608.7	921.5	$7,617.7

Total assets at:
December 31, 2021	$749.8	1,074.4	586.5	2,016.6	2,911.5	444.2	1,087.3	1,557.8	$10,428.1

Capital expenditures for three months ended September 30, 2021(f)	$41.3	26.8	7.8	29.1	86.5	29.8	9.2	29.0	$259.5

Capital expenditures for nine months ended September 30, 2021(f)	$94.2	86.4	22.9	79.4	268.2	79.4	30.8	84.1	$745.4
(a)	Non-operating segments include development and pre-development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga).
(c)
Corporate and other includes metal sales and operating earnings (loss) of Maricunga of $1.1 million and $0.4 million, and $4.2 million and $(41.4) million, respectively, for the three and nine months ended September 30, 2022 ($1.1 million and $(2.4) million, and $3.5 million and $(8.2) million, respectively, for the three and nine months ended September 30, 2021). Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. Maricunga’s operating earnings (loss) includes net reclamation recovery (expense) of $3.4 million and $(33.3) million for the three and nine months ended September 30, 2022, respectively ($nil and $nil for the three and nine months ended September 30, 2021, respectively).

(d)	On February 24, 2022, the Company acquired Great Bear. See Note 5i.
(e)	La Coipa was determined to be a reportable segment as its operating earnings exceed 10% of the total consolidated earnings for the three and nine months ended September 30, 2022.
(f)
Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

(g)	Discontinued operations relate to the Company’s Russian operations and Chirano operations that were sold as at September 30, 2022. See Note 5ii and 5iii.

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KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases
The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $40.8 million were recorded as at September 30, 2022.
Purchase commitments
At September 30, 2022, the Company had future commitments from continuing operations of approximately $473.8 million for capital expenditures, which have not been accrued.
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.
Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings where the matters remain pending.

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KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Income and Other Taxes
The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

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